THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Sun's Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

THE SUN'S GROUP LIMITED
新銀集團有限公司*

(Incorporated in Bermuda with limited liability)

TERMINATION OF EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME AND GENERAL MANDATE TO ISSUE NEW SHARES

A notice convening a special general meeting of The Sun's Group Limited to be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 14 November 2002 at 9:30 a.m. is set out on pages 16 to 18 of this circular. A form of proxy for use at the special general meeting is also enclosed.

Whether or not you are able to attend the Special General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Special General Meeting if you so wish.

* *For identification purpose only*

28 October 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"associate(s)"	has the meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Business Day"	a day on which the Stock Exchange is open for the business of dealing in securities;
"Companies Act"	the Companies Act 1981 of Bermuda, as amended from time to time;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended from time to time;
"Company"	The Sun's Group Limited, an exempted company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange;
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"Eligible Relationship"	the relationship between a Participant and the Company or any Subsidiary arising from contract, agreement or arrangement entered into between them, as the case may be;
"Existing Share Option Scheme"	the existing share option scheme of the Company which was adopted by the Company on 30 December 1993;
"Group"	the Company and its Subsidiaries;
"HK$" and "cents"	Hong Kong dollars and cents, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	25 October 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange, as amended from time to time;
"New Share Option Scheme"	the share option scheme proposed to be adopted by the Company at the Special General Meeting, a summary of the principal terms of which is set out in the Appendix to this circular;

"Participant(s)"	any person belonging to any of the following classes of persons: (a) any employee (whether full time or part time employee, including any executive director) of any member of the Group; (b) any officer (including any non-executive director and independent non-executive director) of any member of the Group; (c) any supplier of goods or services to, or any customer of, any member of the Group; (d) any person or entity which provides professional advice, consultancy services, research, development or other technological support to any member of the Group; and (e) any shareholder of any member of the Group or any holder of any securities issued by any member of the Group;
"Share(s)"	share(s) of HK$0.001 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the share capital of the Company;
"Shareholder(s)"	the holder(s) of Share(s);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares of HK$0.001 each in the Company equal in aggregate up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of the Special General Meeting, details of which are set out in paragraph 2 of the Letter from the Board;
"Special General Meeting"	a special general meeting of the Company to be held on 14 November 2002 at 9:30 a.m. or any adjournment thereof, notice of which is set out on pages 16 to 18 of this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Subsidiary(ies)"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance or Section 86 of the Companies Act) of the Company, whether incorporated in Hong Kong, Bermuda or elsewhere;
"substantial shareholder"	has the meaning ascribed thereto in the Listing Rules; and
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers, as amended from time to time.

THE SUN'S GROUP LIMITED
新銀集團有限公司*

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wei Wu *(Chairman and Chief Executive Officer)*
He Hui Min
Sui King Nin, Peter
Chiang Ho Wai

Non-executive Directors:
Wei De Zhong

Independent Non-executive Directors:
Lai Si Ming
Kwan Man Fai

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
29th Floor and 30th Floor
The Sun's Group Centre
200 Gloucester Road
Wanchai
Hong Kong

28 October 2002

To the Shareholders

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME AND GENERAL MANDATE TO ISSUE NEW SHARES

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Special General Meeting to be held on 14 November 2002. These include ordinary resolutions relating to the Share Issue Mandate, the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme.

2. GENERAL MANDATE TO ISSUE NEW SHARES

At the annual general meeting of the Company held on 21 June 2002, a general mandate was given to the Directors to issue Shares. Such general mandate to issue Shares has been fully exercised by the Directors for the issuance of Shares pursuant to the Placing Agreement dated 7 August 2002. Details of the placing of Shares have been set out in the announcement of the Company dated 8 August 2002.

In order to ensure flexibility and to confer discretion on the Directors in the event that it becomes desirable to issue any Shares, at the Special General Meeting, an ordinary resolution will be proposed that the Directors be given the Share Issue Mandate, which is a general and unconditional mandate to allot, issue and deal in the Shares, which equal in aggregate of up to 20

* *For identification purpose only*

per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution in connection with the Share Issue Mandate. The Directors wish to state that they have no present intention of issuing Shares.

3. TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND ADOPTION OF THE NEW SHARE OPTION SCHEME

The Directors note that on 23 August 2001, the Stock Exchange announced amendments to Chapter 17 (share option schemes) of the Listing Rules which came into effect on 1 September 2001. In compliance with the above amendments to the Listing Rules, the Directors consider that it is in the interest of the Company to terminate the Existing Share Option Scheme and to adopt the New Share Option Scheme. The adoption of the New Share Option Scheme is conditional upon:

(i) the passing by the Shareholders at the Special General Meeting of an ordinary resolution approving the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme, to authorise the Directors to grant options to subscribe for Shares under the New Share Option Scheme and to approve the allotment of, issuance of and dealing with the Shares pursuant to the exercise of the options granted under the New Share Option Scheme;

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the new Shares which may fall to be issued pursuant to the exercise of the options under the New Share Option Scheme, not exceeding 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme; and

(iii) the Bermuda Monetary Authority granting consent in respect of the options, and/or the Shares which may fall to be issued pursuant to the exercise of the options under the New Share Option Scheme.

A summary of the principal terms of the New Share Option Scheme is set out in the Appendix to this circular.

All the options granted under the Existing Share Option Scheme to subscribe for shares had been exercised or lapsed as at the Latest Practicable Date. No options to subscribe for Shares remained outstanding. The Directors confirm that, prior to the Special General Meeting, they will not grant any further options under the Existing Share Option Scheme. Upon termination of the Existing Share Option Scheme, no further options will be granted thereunder.

The purpose of the New Share Option Scheme is to provide incentives to Participants to contribute to the Group and/or to enable the Group to recruit high-calibre employees and attract resources that are valuable to the Group and the Shareholders as a whole. To ensure that this purpose is achieved, the rules of the New Share Option Scheme provide that the Board will grant options only to Participants who have made valuable contribution to the business of the Group based on their performance and/or years of service, or who are regarded as valuable resources of the Group based on their work experience, knowledge in the industry and other relevant factors, or are expected to be able to contribute to the prosperity, business development or growth of the Group based on their business connection or network or other relevant factors.

On the basis of 18,673,076,332 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the date of the Special General Meeting, the Company may initially grant options representing 1,867,307,633

Shares under the New Share Option Scheme (i.e., 10 per cent. of the issued share capital of the Company as at the date of the Special General Meeting). No trustees will be appointed under the New Share Option Scheme.

Although the rules of the New Share Option Scheme provide that the New Share Option Scheme is not subject to or conditional upon the achievement of any performance target the Board believes that the fact that the options must be held for a period of 6 months after the date of grant of the options before such options may be exercised (which is summarised in paragraph (F) in the Appendix hereto), the requirement for a minimum subscription price (which is summarised in paragraph (D) in the Appendix hereto) as well as the Participants selection criteria prescribed by the rules (which are summarised in paragraph (B) in the Appendix hereto) of the New Share Option Scheme will serve to protect the value of the Shares as well as to achieve the purpose of the New Share Option Scheme. In essence, a grantee will be able to benefit from an option only if the trading price of the Shares increases after the grant of the option.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the New Share Option Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include but are not limited to the exercise price, the exercise period and other relevant factors. The Directors believe that any calculation of the value of any option which might have been granted on the Latest Practicable Date would be based on a number of speculative assumptions and therefore not only would such calculation not be meaningful or representative, but it could also potentially be misleading to the Shareholders.

Application will be made to the Listing Committee of the Stock Exchange for the approval of listing of, and permission to deal in, the new Shares that may be issued pursuant to the exercise of the options granted under the New Share Option Scheme of not exceeding 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme.

A copy of the New Share Option Scheme in its draft form will be available for inspection at the principal place of business of the Company during normal business hours from the date of this circular for 14 days and at the Special General Meeting.

The Directors also believe that the adoption of the New Share Option Scheme is in the best interests of the Company and its Shareholders as a whole.

In accordance with the requirements of Rule 17.02(1)(a) of the Listing Rules, the Company will publish in the newspaper an announcement on the outcome of the Special General Meeting relating to the adoption of the New Share Option Scheme on the business day following the date of the Special General Meeting.

4. SPECIAL GENERAL MEETING

The notice of the Special General Meeting is set out on pages 16 to 18 of this circular. At the Special General Meeting, resolutions will be proposed to approve the termination of the Existing Share Option Scheme, the adoption of the New Share Option Scheme and the granting of the Share Issue Mandate.

A form of proxy for use at the Special General Meeting is enclosed with this circular. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed

or a certified copy of that power of attorney or authority at the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting and any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Special General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the proposed termination of the Existing Share Option Scheme, adoption of the New Share Option Scheme and granting of the Share Issue Mandate are in the interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the Special General Meeting.

6. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

7. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Wei Wu
Chairman & Chief Executive Officer

This Appendix summaries the principal terms of the New Share Option Scheme.

(A) PURPOSE

The purpose of the New Share Option Scheme is to provide incentives to Participants to contribute to the Group and/or to enable the Group to recruit high-calibre employees and attract resources that are valuable to the Group and the Shareholders as a whole.

(B) WHO MAY JOIN

The Board (as hereinafter defined) may grant (subject to acceptance by the Participant in accordance with the terms of the New Share Option Scheme) to any Participant who, the Board may determine in its absolute discretion, has made valuable contribution to the business of the Group based on his performance and/or years of service, or is regarded as valuable resources of the Group based on his work experience, knowledge in the industry and other relevant factors, or is expected to be able to contribute to the prosperity, business development or growth of the Group based on his/its business connection or network or other relevant factors, and subject to such conditions as the Board may think fit, Option(s) to subscribe for such number of Shares (at hereinafter defined) as the Board may determine at the subscription price, provided that no such grants shall be made except to such number of Participants and in such circumstances that the Company will not be required under the applicable securities laws and regulations to issue a prospectus or other offer document in respect thereof, and will not result in the breach by the Company or its directors of any applicable securities laws and regulations or in any filing or other requirements arising.

(C) PAYMENT ON ACCEPTANCE OF OPTION

HK$10.00 in cash is payable by the Participant who accepts the grant of an option in accordance with the terms of the New Share Option Scheme on acceptance of the grant of an option.

(D) SUBSCRIPTION PRICE

The subscription price for the Shares under the options to be granted under the New Share Option Scheme will be a price determined by the Board and notified to a Participant at the time the grant of the options is made to (and subject to acceptance by) the Participant and shall be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the date of the grant (subject to acceptance) of the option, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the 5 Business Days immediately preceding the date of the grant (subject to acceptance) of the option; and (c) the nominal value of the Shares on the date of the grant (subject to acceptance) of the option.

(E) MAXIMUM NUMBER OF SHARES

The limit on the total number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Group must not exceed 30% of the number of issued Shares from time to time.

In addition, subject as provided below in this paragraph (E), the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Group, must not represent more than 10% of the issued Shares as at the date of approval of the New Share Option Scheme by the Shareholders (the "10% Limit"). Options lapsed in accordance with the terms of the New Share Option Scheme or any other share option scheme(s) of the Group shall not be counted for the purpose of calculating the 10% Limit. The Company may seek approval from its Shareholders in general meeting to refresh the 10% Limit at any time in accordance with the relevant procedural requirements of the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Group under the limit as refreshed must not exceed 10% of the number of Shares in issue as at the date of approval of the refresher mandate (the "New Refreshed Limit"). Options previously granted to (and subject to acceptance by) a Participant under the New Share Option Scheme and/or any other share option scheme(s) of the Group (including those exercised, outstanding, cancelled or lapsed in accordance with the New Share Option Scheme or such other schemes) shall not be counted for the purpose of calculating the New Refreshed Limit.

The Company may also seek separate approval from the Shareholders in general meeting for granting options beyond the 10% Limit, or as the case may be, the New Refreshed Limit, to specifically identified Participants in accordance with the provisions of the Listing Rules. Accordingly, if the prior approval of the Shareholders in general meeting is obtained in accordance with the relevant procedural requirements of the Listing Rules, the Board may grant options to such Participants in respect of such number of Shares and on such terms as may be specified in the circular required to be issued under the Listing Rules.

If any grant of options is proposed to be made to a Participant which, if accepted and exercised in full, would result in the Shares issued and which may fall to be issued upon the exercise of such options proposed to be granted and all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other share option scheme(s) of the Group in the 12-month period up to and including the proposed date of grant for such options exceeding 1% of the number of Shares in issue as at the proposed date of grant, then such further grant of options must first be approved by the Shareholders in general meeting held in accordance with the relevant procedural requirements of the Listing Rules, and such Participant and his associates shall abstain from voting on the relevant resolution at such meeting.

(F) EXERCISE OF OPTION

An option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be notified by the Board to the grantee and commencing on the expiry of 6 months after the date of grant of an option and in any event expiring on a date no later than the last date of the period of 10 years commencing on the date of adoption of the New Share Option Scheme.

The right to exercise an option is not subject to or conditional upon the achievement of any performance target.

(G) RIGHTS ARE PERSONAL TO GRANTEE

An option shall be personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or purport to do any of the foregoing. Any breach of the foregoing shall entitle the Company to cancel any outstanding option, or any part thereof, in favour of such grantee.

(H) RIGHTS ON CEASING EMPLOYMENT OR OFFICE

Where the grantee is an employee (including any executive director) or an officer (including any non-executive director and independent non-executive director) of any member of the Group, in the event of the grantee ceasing to be such employee or officer by reason of redundancy or because the employing entity being the Company or any Subsidiary ceases to be a member of the Group, then the grantee may exercise the option up to his entitlement at the date of cessation (to the extent not already exercised) until whichever is the earlier of the date of expiry of the option period or the last day of the period of 1 month (or such longer period as the Board may determine) following the date of such cessation, which date shall be the last actual day of employment or office with the Company or the relevant Subsidiary whether payment in lieu of notice is made or not (if applicable).

(I) RIGHTS ON DEATH, ILL HEALTH, DISABILITY, RETIREMENT OR INSANITY

Where the grantee is an employee (including any executive director) or an officer (including any non-executive director and independent non-executive director) of any member of the Group, in the event of the grantee ceasing to be such employee or officer by reason of death and none of the events which would be a ground for termination of his employment or office specified in the New Share Option Scheme has occurred and to the extent that the grantee has outstanding options at the time of such cessation, the legal personal representative(s) of such grantee shall be entitled until whichever is the earlier of the date of expiry of the option period or the last day of the period of 6 months after the issue of the probate or the letter of administration of the grantee (or such longer period as the Board may determine) to exercise the options (to the extent not already exercised) in full or to the extent specified in the notice to exercise such options.

Where the grantee is an employee (including any executive director) or an officer (including any non-executive director and independent non-executive director) of any member of the Group, in the event of the grantee ceasing to be such employee or officer by reason of ill health, disability, retirement or insanity and none of the events which would be a ground for termination of his employment or office specified in the New Share Option Scheme has occurred and to the extent that the grantee has outstanding options at the time of such cessation, such grantee or the legal personal representative(s) of that grantee shall be entitled until whichever is the earlier of the date of expiry of the option period or the last day of the period of 6 months from the date of cessation (or such longer period as the Board may determine) to exercise the options (to the extent not already exercised) in full or to the extent specified in the notice to exercise such options.

(J) RIGHTS ON TAKEOVER

If a general offer to acquire Shares (whether by takeover offer, merger, privatisation proposal by scheme of arrangement between the Company and the Shareholders or otherwise in like manner) is made to all the Shareholders (or all such holders other than the offeror and/or any person

controlled by the offeror and/or any person acting in concert with the offeror) and such offer, having been approved in accordance with applicable laws and regulatory requirements, becomes or is declared unconditional, the grantee of the option (or his legal personal representative(s)) shall be entitled to exercise the option (to the extent not already exercised) at any time until whichever is the earlier of the date of expiry of the option period or the last day of the period of 14 days after the date on which the offer becomes or is declared unconditional, after which the option shall lapse.

(K) RIGHTS ON WINDING UP

If a notice is given by the Company to the Shareholders to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall on the same date as or soon after it despatches such notice to each Shareholder give notice thereof to all grantees and thereupon, each grantee (or his legal personal representative(s)) shall be entitled to exercise all or any of his options at any time not later than 2 business days prior to the record date for ascertaining entitlements to attend and vote at the proposed general meeting of the Company (in any event not later than the date of expiry of the option period) by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the record date for ascertaining entitlements to attend and vote at the proposed general meeting referred to above, allot the relevant Shares to the grantee credited as fully paid.

(L) RIGHTS ON COMPROMISE OR ARRANGEMENT

If an application is made to the court (otherwise than where the Company is being voluntarily wound up), pursuant to the Companies Act, in connection with a proposed compromise or arrangement between the Company and the Shareholders (or any class of them), the grantee may by notice in writing to the Company within 21 days after the date of such application (in any event not later than the date of expiry of the option period), exercise the option in full (to the extent not already exercised) or to the extent specified in such notice.

(M) EFFECTS OF ALTERATIONS TO CAPITAL

Subject to the limits on the number of Shares described in paragraph (E) above, in the event of any capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of share capital of the Company (other than an issue of Shares as consideration in respect of a transaction) whilst an option remains outstanding, such corresponding adjustments (if any) will be made to (a) the number of Shares subject to the New Share Option Scheme, (b) the number of Shares subject to outstanding options and/or (c) the subscription price in relation to each outstanding option, provided that any such adjustments shall be made such that the proportion of the issued share capital of the Company to which an option entitles the grantee to subscribe after such adjustment must be the same as that to which the option entitled the grantee to subscribe immediately before such adjustment, but so that no such adjustment shall be made to the extent that the effect of such adjustment would be to enable any Share to be issued at less than its nominal value. In respect of any adjustment required by the foregoing provisions, other than any made on a capitalisation issue, the auditors for the time being of the Company must also confirm to the Board in writing that the adjustments satisfy the foregoing proviso.

(N) LAPSE OF OPTIONS

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the option period or the expiry of the Scheme Period;

(ii) the expiry of the periods referred to in paragraphs (H), (I), (J) or (L) above;

(iii) subject to paragraph (K) above, the earlier of the close of business on the second business day prior to the record date for ascertaining entitlements to attend and vote at the general meeting referred to in paragraph (K) above or the date of commencement of the winding-up of the Company;

(iv) save as otherwise provided in paragraph (J) above, or by the court in relation to the scheme in question, upon the sanctioning pursuant to the Companies Act by the Supreme Court of Bermuda of a compromise or arrangement between the Company and the Shareholders or its creditors for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies;

(v) where the grantee is an employee (including any executive director) or an officer (including any non-executive director and independent non-executive director) of the Company or any Subsidiary, the date on which the grantee ceases to be such employee or officer by reason of the termination of his employment or office on any one or more of the grounds that he has been guilty of misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his employment or office at common law or pursuant to any applicable laws or under the grantee's service contract or terms of office with the Company or the relevant Subsidiary;

(vi) where the grantee is an employee (including any executive director) or an officer (including any non-executive director and independent non-executive director) of the Company or any Subsidiary, in the event of the grantee ceasing to be such employee or officer for any reason of voluntary resignation or by reason of proper termination of his employment or office in accordance with his contract of employment or engagement by the Company or any Subsidiary (otherwise than as a result of redundancy or because the employing entity ceases to be a member of the Group, which cases are specified in Paragraph (H)), the date on which the grantee ceases to be in such Eligible Relationship with the Company or any Subsidiary for any reason;

(vii) where the grantee is in an Eligible Relationship (other than in a position as an employee or officer) with the Company or any Subsidiary, the date on which the grantee ceases to be in such Eligible Relationship with the Company or any Subsidiary for any reason; or

(viii) the date on which the Board exercises the Company's right to cancel the option because of a breach by the grantee of the rules summarised in paragraph (G) above.

(O) RANKING AND VOTING RIGHTS OF SHARES

The Shares to be allotted upon the exercise of an option will be subject to all the provisions of the bye-laws of the Company and the laws of Bermuda and will rank pan passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of the Company.

A Share issued upon the exercise of an option shall not carry any voting rights until the registration of the grantee (or any other person) as the holder thereof.

(P) CANCELLATION OF OPTIONS

The Board may effect the cancellation of any options granted but not exercised on such terms as may be agreed with the relevant grantee, as the Board may in its absolute discretion see fit and in a manner that complies with all applicable legal requirements for such cancellation.

Where the Company cancels any options granted but not exercised and grants new options to the same grantee, the grant of such new options may only be made under the New Share Option Scheme if there is available unissued options (excluding the cancelled options) within each of the 10% limits as referred to in paragraph (E) above.

(Q) ALTERATION TO THE NEW SHARE OPTION SCHEME

The terms of the New Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the New Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Participants unless with the prior sanction of a resolution of the Shareholders in general meeting.

Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of options granted must first be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

The amended terms of the New Share Option Scheme or the options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme must first be approved by the Shareholders in general meeting.

(R) TERMINATION OF THE NEW SHARE OPTION SCHEME

The Company by an ordinary resolution of the Shareholders in general meeting or at a meeting of the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further options will be granted or accepted but the provisions of the New Share Option Scheme shall remain in force in all other respects. In the event of early termination

of the New Share Option Scheme in accordance with the provisions in this paragraph, outstanding options granted to the grantees will continue to be exercisable during the relevant option period, but in any event not later than the last day of the 10-year period commencing from the Adoption Date.

(S) PERIOD OF THE NEW SHARE OPTION SCHEME

Subject to termination as referred to in paragraph (R) above, the New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the New Share Option Scheme by the Shareholders, after which period no further options will be granted or accepted but the provisions of the New Share Option Scheme shall remain in full force and effect to the extent as may be required in all other respects. In the event of early termination of the New Share Option Scheme in accordance with the provisions in paragraph (R), outstanding options granted will continue to be exercisable during the relevant option period, but in any event not later than the last day of the 10-year period commencing from the Adoption Date.

(T) CONDITIONS

The New Share Option Scheme is conditional upon:

(a) the passing by the Shareholders in the general meeting of an ordinary resolution to approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme, to authorise the directors of the Company to grant options to subscribe for Shares under the New Share Option Scheme and to approve the allotment of, issuance of and dealing with the Shares pursuant to the exercise of the options granted under the New Share Option Scheme;

(b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, any Shares which may fall to be issued pursuant to the exercise of options under the New Share Option Scheme; and

(c) the Bermuda Monetary Authority granting consent in respect of the options, and/or the Shares which may fall to be issued pursuant to the exercise of the options under the New Share Option Scheme.

(U) RESTRICTIONS ON THE TIMING OF GRANT OF OPTION

No option shall be granted to any Participant if the date of grant in respect of that option occurs (or would, in the absence of this provision, occur) after a price sensitive event has occurred or a price sensitive matter in relation to the securities of the Company has been the subject of a decision, until such price sensitive information has been published in the newspapers. In particular, no option may be granted within the period commencing 1 month immediately preceding the earlier of: (i) the date of the Board meeting for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement, and ending on the date of the results announcement.

(V) GRANT OF OPTIONS TO CONNECTED PERSONS

Where any grant of options is proposed to be made to a Participant who is a director, chief executive or substantial shareholder of the Company, or any of their respective associates, such grant must first be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the proposed grantee of the options).

If the grant of options is to be made to a Participant who is a substantial Shareholder or an independent non-executive Director, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the New Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the proposed date of the grant (subject to acceptance) of the options: (i) representing in aggregate over 0.1% of the number of Shares then in issue; and (ii) having an aggregate value, based on the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on each relevant date of the grant (subject to acceptance) of the options, in excess of HK$5 million, then such grant of options must first be approved by the Shareholders in general meeting, with all the connected persons of the Company abstaining from voting on the proposed grant (except that any such connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the document required to be issued pursuant to the Listing Rules). Any vote taken at the meeting to approve the proposed grant of such options must be taken on a poll. In addition, any proposed change in the terms of options granted to a Participant who is a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, must first be approved by the Shareholders in general meeting on a similar basis (as to abstention and voting by poll) as stated above.

NOTICE OF SPECIAL GENERAL MEETING

THE SUN'S GROUP LIMITED
新銀集團有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of the shareholders of The Sun's Group Limited (the "Company") will be held at Caine Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queenway, Hong Kong on Thursday, 14 November 2002 at 9:30 a.m. for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** subject to and conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, any shares of the Company (the "Shares") which may fall to be issued pursuant to the exercise of options to subscribe for the Shares (the "Options") under a new share option scheme of the Company (the "New Share Option Scheme"), a copy of which marked "A" is produced to the meeting and for the purpose of identification signed by the Chairman thereof, not exceeding 10% of the total number of Shares in issue as at the date of approval of the New Share Option Scheme; and (b) the Bermuda Monetary Authority granting consent in respect of the Options, and/or the Shares which may fall to be issued pursuant to the exercise of the Options under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted and the directors of the Company (the "Directors") be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

   (i) to administer the New Share Option Scheme under which the Options will be granted to participants eligible under the New Share Option Scheme to subscribe for Shares;

   (ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

   (iii) to issue and allot from time to time such number of Shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the New Share Option Scheme provided always that the total number of Shares subject to the New Share Option Scheme, when aggregated with any Shares subject to any other share option schemes, shall not exceed 10% of the relevant class of the issued share capital of the Company as at the date of passing of this resolution, but the Company may seek approval of its shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme and the maximum number of Shares which may be issued upon exercise of all outstanding options granted under the New Share Option Scheme and any other share option schemes of the Company or any of its subsidiaries shall not exceed 30% of the relevant class of the issued share capital of the Company from time to time;

* *For identification purpose only*

(iv) to make applications at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued Shares of the Company may for the time being be listed, for listing of and permission to deal in any Shares which may hereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme; and

(v) to consent, if they so deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme; and

the existing share option scheme of the Company which was adopted by the Company on 30 December 1993 be terminated on the New Share Option Scheme coming into effect upon the fulfillment of the conditions set out above.";

2. "**THAT** the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company (the "Shares") and to make or grant offers, agreements and options which would or might require Shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved,

(a) provided that, otherwise than pursuant to (i) a rights issue where Shares are offered to the Company's shareholders on a fixed record date in proportion to their then holdings of Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any other eligible participant pursuant to the scheme of Shares or rights to acquire Shares, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company, the total nominal amount of additional Shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not exceed the aggregate of:

(A) 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution; and

(B) an amount representing the aggregate nominal value of Shares repurchased by the Company pursuant to the repurchase mandate granted pursuant to the ordinary resolution no. (B) passed by the shareholders of the Company at the annual general meeting of the Company held on 21 June 2001, provided that such value shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue on 21 June 2001, and

the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held."

By Order of the Board
Yuen Wai Kuen
Company Secretary

Hong Kong, 28 October 2002

Notes:

1. A member of the Company, who is the holder of two or more shares of the Company is entitled to attend and vote at the above-mentioned special general meeting may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's Share Registrar in Hong Kong, Tengis Limited, at 4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time fixed for holding of the said meeting or any adjournment thereof.

(b) 就本決議案而言，「有關期間」乃指由本決議案獲通過之日起至下列任何一項最早發生之日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日；及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」

承董事會命
公司秘書
袁偉權

香港，二零零二年十月二十八日

附註：

1. 凡有權出席上述股東特別大會及於會上投票之本公司股東，若持有兩股或以上本公司股份，均有權委任一位以上代表，代其出席及投票。受委任人士毋須為本公司之股東。倘超過一名人士獲委任，則委任書上須註明每位受委代表所代表之有關股份數目與類別。

2. 代表委任表格及經簽署之授權書或其他授權文件（如有），或經簽署證明之授權書或授權文件副本，最遲須於上述大會或其任何續會指定舉行時間前48小時送達本公司在香港之股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓。

(iv) 於適當時候向聯交所及本公司已發行股份當時上市所在之任何其他證券交易所申請批准於其後不時因根據新購股權計劃授出之購股權獲行使而發行及配發之任何股份上市及買賣；及

(v) 倘若認為合適及得宜，同意有關機構對新購股權計劃所規定或施加之條件、修訂及／或改動；及

待達成上文所述之條件以致新購股權計劃生效時，終止本公司於一九九三年十二月三十日採納之現有購股權計劃。」；

二、「**動議**一般及無條件授權本公司之董事（「董事」），於有關期間（定義見下文）行使本公司之一切權力，以發行、配發及處理本公司之額外股份（「股份」），並可訂立或授予將會或可能規定在有關期間（定義見下文）內或結束後配發、發行或處理股份之售股建議、協議及購股權；

(a) 惟除根據(i)配售新股（指本公司向於指定記錄日期之本公司股東按其當時持股比例提出售股建議（惟董事可就零碎股份或由於任何香港以外地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之限制或責任，作出認為必須或權宜之豁免或其他安排））；或(ii)當時所採納之任何購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員及／或根據該計劃之任何其他合資格參與人授出或發行股份或可認購股份之權利；或(iii)依照本公司之公司細則實行之任何以股代息計劃或類似安排，以配發股份代替股份之全部或部份股息外，將予發行、配發、處理或同意有條件予以或無條件予以發行、配發或處理之額外股份面值總額，合共不得超過：

(A) 於本決議案獲通過當日本公司已發行股本面值總額之20%；及

(B) 相當於本公司根據本公司股東於二零零一年六月二十一日舉行之股東週年大會上通過之B項普通決議案授出之購回授權所購回股份面值總額，惟該數額須不超過於二零零一年六月二十一日本公司已發行股本面值總額之10%，

而上述批准亦須受此數額限制；及

THE SUN'S GROUP LIMITED
新銀集團有限公司*
(於百慕達註冊成立之有限公司)

茲通告新銀集團有限公司(「本公司」)謹訂於二零零二年十一月十四日(星期四)上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓金利廳舉行股東特別大會，以考慮並酌情通過(無論有否修訂)下列決議案為普通決議案：

普通決議案

一、 「**動議**根據並待(a)香港聯合交易所有限公司(「聯交所」)上市委員會批准根據行使本公司一項新購股權計劃(「新購股權計劃」)(其註明「A」記號之副本已提呈本大會並由大會主席簽署以資識別)項下認購本公司股份(「股份」)之購股權(「購股權」)而須予發行之任何股份上市及買賣，惟有關股份不得超過於新購股權計劃獲批准當日之已發行股份總數10%；及(b)百慕達金融管理局就購股權及／或根據行使新購股權計劃下購股權而可能須予發行之股份發出同意書後，據此批准及採納新購股權計劃，並授權本公司之董事(「董事」)採取一切必需或適當之行動及訂立一切必需或適當之交易、安排及協議，使新購股權計劃得以全面生效，其中包括(惟不限於)：

(i) 執行新購股權計劃，據此向新購股權計劃規定之合資格參與人授出購股權，以認購股份；

(ii) 不時對新購股權計劃作出改動及／或修訂，惟此等改動及／或修訂須按照新購股權計劃內有關作出改動及／或修訂之條文進行；

(iii) 不時發行及配發因根據新購股權計劃授出之購股權獲行使而須予發行本公司股本中相關數目之股份，惟新購股權計劃下之股份總數及任何其他購股權計劃下之股份彙集後，合計不得超過於本決議案獲通過之日本公司有關類別之已發行股份之10%，惟本公司可於股東大會上尋求股東批准更新新購股權計劃規定之10%上限。而因根據新購股權計劃及本公司或其任何附屬公司之任何其他購股權計劃所授出之全部未獲行使購股權獲行使而發行之最高股份數目，不得超過本公司當時有關類別之已發行股本之30%；

* 僅供識別

(V) 向關連人士授出購股權

倘建議向本身為本公司董事、行政總裁或主要股東或任何彼等各自之聯繫人士授出購股權，則該項授出必須先獲獨立非執行董事（不包括任何本身為購股權建議承授人之獨立非執行董事）批准。

倘向本身為主要股東或獨立非執行董事或任何彼等各自之聯繫人士之參與人授出購股權，而此舉將導致該位人士於截至及包括建議授出（有待接納）購股權之日期止之任何12個月期間內，根據新購股權計劃及本公司之任何其他購股權計劃已獲授及將獲授之購股權（包括已行使、已被註銷及尚未行使之購股權）獲行使後發行及將發行之股份總數：(i)高出當時已發行股份總數之0.1%；及(ii)其總值（根據股份在建議授出（有待接納）購股權日期當日聯交所之報價紀錄表之收市價計算）超逾5,000,000港元，則該授出購股權之建議必須在股東大會上批准，方可作實。本公司之全部關連人士必須在該股東大會上就有關授出購股權之建議投棄權票，惟任何該等關連人士可在股東大會上投反對票，而此意願必須已在根據上市規則之規定須予刊發之文件內說明。在有關股東大會上進行以批准建議授出上述購股權之投票必須以股數為準。此外，如建議改動授予身為本公司主要股東或獨立非執行董事或任何彼等各自之聯繫人士之參與人之購股權條款，則必須按上述方式（投棄權票及以實際股數決定投票結果）先經股東在股東大會上批准。

效。倘新購股權計劃根據本段所述之規定提前終止，已授予承授人尚未行使之購股權於相關購股權有效期間繼續可予行使，但無論如何須不遲於自採納日期起計10年期限最後之日。

(S) 新購股權計劃之限期

在上文(R)段之終止條款限制下，新購股權計劃之有效期將由股東採納新購股權計劃之日起計，為期10年，其後將不得再授出或接受任何購股權，但新購股權計劃之條文在其他各方面在所定之限度下將仍具有全面效力。倘新購股權計劃根據上文(R)段所述提前終止，已授出尚未行使之購股權於相關購股權有效期間繼續可予以行使，但無論如何不遲於自採納日期起計10年期限最後之日。

(T) 條件

新購股權計劃須待下列條件達成後方可作實：

(a) 於股東大會上通過普通決議案，批准採納新購股權計劃及終止現有購股權計劃、授權本公司董事根據新購股權計劃授出可認購股份之購股權，並批准配發、發行及處理根據新購股權計劃授出之購股權獲行使而發行之股份；

(b) 聯交所上市委員會批准根據新購股權計劃授出之購股權獲行使而發行之任何股份上市及買賣；及

(c) 百慕達金融管理局就購股權及／或根據行使新購股權計劃項下購股權而可能須予發行之股份發出同意書。

(U) 授出購股權之時間限制

倘於授出購股權之日期發生（或不在此條款限制下，將會發生）可影響股價之事件，或董事須就可影響本公司證券價格之事項作出決定時，不得授出購股權，直至可影響股價之資料已於報章公佈為止。在下列日期中較早者之前一個月起至業績公佈當日為止期間內，尤其不可授出購股權：(i)就批准本公司中期或全年業績而召開之董事會會議之日期；及(ii)本公司公佈中期或全年業績之最後限期。

(O) 股份之地位及投票權

購股權獲行使後配發之股份將受本公司細則及百慕達法例之條文限制，並於各方面與配發當日（倘本公司於該日暫停辦理股份過戶登記手續，則開始恢復辦理股份過戶登記手續之日）已發行之繳足股款股份享有同等權益，而持有人有權享有於配發日期（倘本公司於該日暫停辦理股份過戶登記手續，則開始恢復辦理股份過戶登記手續之日）或之後派付或作出之所有股息或其他分派，惟無權享有有關記錄日期乃於上述配發日期前之先前宣派或建議或議決支付或作出之任何股息或其他分派（或倘有關記錄日期乃於上述配發日期之後，則本公司股東名冊登記有關配發日期前所支付或作出者）。

承授人（或任何其他人士）於行使購股權後但在登記成為股份持有人前，有關之股份將不附帶任何投票權。

(P) 註銷購股權

董事會有絕對酌情權，以及以符合任何有關註銷購股權之法例規定之方式，根據有關承授人可能同意之條款註銷任何已授出但尚未行使之任何購股權。

倘本公司註銷授予承授人而未行使之任何購股權，並向其授予新購股權，則根據新購股權計劃授出新購股權，只可在尚未超出上文(E)段所述之10%限額範圍（不包括已被註銷之購股權）之情況下進行。

(Q) 對新購股權計劃之改動

新購股權計劃之條款在各方面可由董事會透過決議案修改，但新購股權計劃中有關上市規則第17.03條所述事項之條款，如未事先經股東於股東大會上批准，不得作出修改以使參與人得益。

新購股權計劃之條文及條款若有任何重大修改，或已授出之購股權之條款有任何更改，必須事先獲得股東於股東大會上以決議案批准，方可作實，惟根據新購股權計劃之現有條款而自動生效之改動則除外。

新購股權計劃或購股權之經修訂條款，必須繼續符合上市規則第17章之有關規定。

任何對董事修改新購股權計劃條款之權力之改動，必須事先獲得股東於股東大會上批准。

(R) 新購股權計劃之終止

本公司可藉股東於股東大會或董事會通過普通決議案形式，隨時終止新購股權計劃之運作，於該情況下將不得再授出或接受購股權，惟新購股權計劃之條文在其他各方面仍然有

(N) 購股權失效

購股權（以尚未被行使者為限）將於下列最早出現的日期自動失效：

(i) 購股權有效期屆滿之日或該計劃有效期屆滿之日；

(ii) 上文(H)、(I)、(J)或(L)段所指之期限屆滿之日；

(iii) 受上文(K)段所限，在(K)段所述為確定資格以便出席建議之股東大會並於會上投票之記錄日期前第二個營業日營業時間結束時或本公司開始清盤之日（以較早日期為準）；

(iv) 除上文(J)段另有規則外，或法院就有關計劃另有規定外，於法院根據公司法批准本公司及其股東或債權人就重組本公司之計劃或與任何其他一間或多間公司之合併而達成妥協或安排之日；

(v) 倘承授人為本公司或任何附屬公司之僱員（包括任何執行董事）或高級職員（包括任何非執行董事及獨立非執行董事），則為承授人因行為失當、宣告破產、無力償債、或已與其債權人達成任何和解安排或協議、或已觸犯任何涉及操守及誠信之刑事罪行之一個或以上理由而終止受聘或任職以致其不再為該等僱員或高級職員之日，或根據普通法、任何適用法例或根據承授人之服務合約或與本公司或有關附屬公司訂立之委任條款，有任何其他理由（須經董事會決定）以致僱主有權終止其受聘或任職之日；

(vi) 倘承授人為本公司或任何附屬公司之僱員（包括任何執行董事）或高級職員（包括任何非執行董事及獨立非執行董事），如承授人因任何理由自動離職，或根據其與本公司或任何附屬公司簽訂之僱傭或受聘合約而適當地終止其受聘或職務（如上文(H)段所述因裁員或其所任職之公司不再為本集團成員公司則除外），則為承授人因任何理由終止其與本公司或任何附屬公司之合資格關係之日；

(vii) 倘承授人與本公司或任何附屬公司之間具有合資格關係（身為僱員或高級職員者除外），則為承授人因任何理由終止其與本公司或任何附屬公司之合資格關係之日；或

(viii) 董事會因承授人違反上文(G)段概述之規例，行使本公司之權力註銷購股權之日。

適用法例及監管規定而獲批准並已成為或經宣佈為無條件，則購股權之承授人（或其法定遺產代理人）將有權於購股權有效期屆滿日或該收購建議成為或被宣佈為無條件之日起計14日最後一日（以較早者為準）前之任何時間行使購股權（以尚未被行使者為限），其後購股權將告失效。

(K) 清盤時之權利

倘本公司就考慮及酌情批准本公司進行自動清盤之決議案召開股東週年大會向股東發出通告，則本公司須於其向各股東寄發該通告之同日或其後儘快向所有承授人寄發該通告，據此，各承授人（或其法定遺產代理人）可在不遲於為確定資格以便出席本公司建議之股東大會並於會上投票之記錄日期前2個營業日（在任何情況下不得遲於購股權有效期屆滿之日）隨時行使其全部或部份購股權，方法為向本公司發出書面通知，連同股份總認購價之全數付款，而本公司在收到通知後需儘快並（在任何情況下）不得遲於上述為確定資格以便出席建議之股東大會並於會上投票之記錄日期前，向承授人配發有關股份並當作已繳足股款入賬。

(L) 達成和解協定或安排時之權利

倘已依據公司法就本公司及股東（或任何類別股東）建議訂立和解協定或安排向法院提出申請（惟若本公司自動清盤則作別論），則承授人可在提出上述申請日期後21日內（在任何情況下不得遲於購股權有效期屆滿之日）向本公司發出書面通知，以行使全部購股權（以尚未行使者為限）或行使於上述通知書內所指明之購股權。

(M) 股本改動之影響

在上文(E)段所述之股份數目限制之規限下，倘於購股權仍可行使期間，本公司進行任何資本化發行、供股、拆細或合併股份又或削減股本時（發行股份作為交易代價除外），則需對(a)新購股權計劃項下股份數目、(b)尚未行使購股權所涉股份數目及／或(c)每項尚未行使購股權之行使價作出相應調整（如有），惟於作出任何調整後，購股權賦予承授人權利可認購本公司已發行股本之比例必須與其於緊接作出有關調整前購股權賦予承授人權利可認購者相同，倘任何調整而產生之影響將導致股份按低於其面值發行，則不得作出調整。倘須因應上述條文作出調整，則除有關資本化股份發行之任何調整外，均須取得本公司應屆核數師以書面向董事確認就此作出之調整符合上述規定。

(G) 權利僅屬承授人個人所有

購股權僅屬承授人個人所有，不得轉讓。承授人不得以任何方式向任何第三者出售、轉讓、出讓、抵押、按揭任何購股權、就此附帶留置權或增設任何權益，或意圖作任何上述行動。倘承授人違反上述任何規定，本公司有權撤銷向該承授人授予而尚未行使之任何購股權或其部份。

(H) 終止受聘或任職時之權利

倘若承授人為本集團任何成員公司之僱員（包括任何執行董事）或高級職員（包括任何非執行董事及獨立非執行董事），而倘承授人因人力過多或因聘用公司（即本公司或任何附屬公司）不再為本集團之成員公司而終止受聘為僱員或高級職員，則承授人可於購股權有效期屆滿日期或上述終止日期起計滿1個月（或董事會決定之較長時間）之最後一日（以較早者為準）前，行使其於終止日期當日所合資格行使之購股權（以尚未被行使者為限）。終止日期乃指有關承授人最後實際受聘或任職於本公司或有關附屬公司之日期及（如適用）不論曾否支付代通知金。

(I) 身故、身體狀況欠佳、殘疾、退休或精神錯亂時之權利

倘若承授人為本集團任何成員公司之僱員（包括任何執行董事）或高級職員（包括任何非執行董事及獨立非執行董事），而倘承授人因身故而停任僱員或高級職員之職務，而並無任何事項足以構成其根據新購股權計劃所訂明終止受聘或出任職務之理由，而若承授人於上述終止時間仍有購股權未予行使，則承授人之法定遺產代理人有權於購股權有效期屆滿或承授人之遺產承辦書或遺產管理書發出當日後6個月（或董事會決定之較長期間）最後一日（以較早者為準）前，行使全部購股權（以尚未行使者為限）或行使於通知書內所指明之購股權。

倘若承授人為本集團任何成員公司之僱員（包括任何執行董事）或高級職員（包括任何非執行董事及獨立非執行董事），而倘承授人因身體狀況欠佳、殘疾、退休或精神錯亂而停任僱員或高級職員之職務，而並無任何事項足以構成其根據新購股權計劃所訂明終止受聘或出任職務之理由，而若承授人於上述停止時間仍有購股權未予行使，則承授人或其法定遺產代理人有權於購股權有效期屆滿或終止日期後6個月（或董事會決定之較長期間）最後一日（以較早者為準）前，行使全部購股權（以尚未行使者為限）或行使於通知書內所指明之購股權。

(J) 全面收購時之權利

倘有任何人士向全體股東或除收購人及／或任何受收購人控制之人士及／或與收購人一致行動之人士以外之所有持有人提呈一項全面收購股份建議（不論是藉收購建議、合併、本公司與股東訂立協議安排以進行私有化計劃或以其他類似方式），而該項收購建議已根據

此外，在本(E)段以下內容規限下，根據新購股權計劃及本集團之任何其他購股權計劃將會授出之購股權獲悉數行使後可能會發行之股份總數，合共不可超逾新購股權計劃獲股東批准當日已發行股份10%（「10%限額」）。按新購股權計劃或本集團之任何其他購股權計劃之條款失效之購股權，將不會計入10%限額之計算內。本公司可根據上市規則相關之程序規定，尋求股東於股東大會上批准，隨時更新該10%限額，惟根據新購股權計劃及本集團任何其他購股權計劃，將授出之所有購股權獲行使後可能會發行之股份總數，不可超過該更新授權獲批准當日已發行股份數目之10%（「新更新限額」）。先前根據新購股權計劃及／或本集團之任何其他購股權計劃授予參與人（有待接受）之購股權（包括根據新購股權計劃或有關之其他計劃已行使、尚未行使、已被註銷或已失效之購股權）將不計入該新更新限額之計算內。

本公司可根據上市規則之規定，另行尋求股東於股東大會上批准，以授出超逾10%限額或（視情況而定）新更新限額之購股權予特別指定之參與人。因此，倘根據上市規則之有關程序規定，事先取得股東在股東大會上批准，董事會可根據上市規則規定須予發出之通函內所訂明之條款，就該等股份數目向該等參與人授出購股權。

如建議向某參與人授出購股權，而倘若該參與人接受並悉數行使該等購股權，將導致於截至及包括建議授出該等購股權之日止12個月內，該等建議授出之購股權，以及根據新購股權計劃及本集團之任何其他購股權計劃已授予或將授予該名人士之所有購股權（包括已行使、註銷及尚未行使之購股權），獲行使後而發行之股份及可能發行之股份數目，超逾建議授出該等購股權當日已發行股份數目之1%，則進一步授出購股權之建議必須根據上市規則相關之程序規定先經股東在股東大會上批准，而該參與人及其聯繫人士必須在該大會上就有關決議案投棄權票。

(F) 行使購股權

董事會將通知承授人，其可於授出購股權之日期後6個月屆滿當日起計，至在任何情況下不遲於新購股權計劃採納日期起計10年期限屆滿當日之期間內，根據新購股權計劃之條款隨時行使購股權。

行使購股權之權利不受須達到任何表現目標之條件所限。

本附錄為新購股權計劃之主要條款概要。

(A) 目的

新購股權計劃旨在鼓勵參與人為本集團作出貢獻及／或讓本集團得以羅致具才幹之僱員，以及吸納整體上對本集團及股東具價值之資源。

(B) 可參與之人士

在董事會（定義見下文）認為合適之條件規限下，董事會可全權酌情向任何根據其工作表現及／或服務年資曾為本集團業務作出寶貴貢獻，或根據其工作經驗、行業知識及其他相關因素獲視為本集團之寶貴資源，或根據其業務聯繫、網絡或其他相關因素預期可為本集團之成功經營、業務發展或增長帶來貢獻之參與人授出（有待根據新購股權計劃之條款獲參與人接受）購股權，使彼等可按認購價認購董事會所決定數量之股份（定義見下文），惟以參與人之人數而言及在當時之情況下本公司毋須根據適用證券法例或規定就授出購股權須刊發有關售股章程或其他發售文件，以及不會導致本公司或其董事違反任何適用證券法例或規定或任何存檔或其他規定，否則不得授出有關購股權。

(C) 接受購股權之付款

根據新購股權計劃條款接受獲授購股權之參與人，在接受購股權後，須繳付現金10港元。

(D) 認購價

根據新購股權計劃授出之購股權下股份之認購價，將由董事會釐定及於授予（有待接受）參與人該購股權時知會各參與人，並最少為下列價格中之最高者：(a) 股份在授出（有待接受）購股權當日（必須為營業日）在聯交所每日報價表所列之收市價；(b) 股份在緊接授出（有待接受）購股權之日期前5個營業日，在聯交所每日報價表所列之平均收市價；及(c)股份在授出（有待接受）購股權日期之面值。

(E) 股份之最高數目

根據新購股權計劃及本集團任何其他購股權計劃授出而有待行使之全部尚未行使購股權獲行使後發行之股份總數限額，不可超逾不時已發行股份數目30%。

副本，最遲須於股東特別大會或其任何續會指定舉行時間前48小時送達本公司在香港之股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會，並於會上投票。

5. 推薦建議

董事認為，終止現有購股權計劃、採納新購股權計劃及授出發行股份授權之建議，乃符合本公司、本集團及股東之整體利益。因此，董事建議股東投票贊成將於股東特別大會上提呈之有關決議案。

6. 責任聲明

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所知及所信，本通函並無遺漏任何事實，足以導致本通函的內容產生誤導。

7. 一般資料

謹請 閣下留意本通函附錄所載之其他資料。

此致

列位股東 台照

代表董事會
主席兼行政總裁
魏武
謹啟

二零零二年十月二十八日

1,867,307,633股股份之購股權(佔股東特別大會當日本公司已發行股本之10%)。新購股權計劃下概不能委任受託人。

雖然新購股權計劃之規則訂明,新購股權計劃毋須受達致任何目標表現所限制,惟董事會相信,基於購股權必須自授出該等購股權日期後持有6個月方可行使(概述於本通函附錄(F)段內)、最低認購價之規定(概述於本通函附錄(D)段內),以及新購股權計劃規則所訂明之參與人評選準則(概述於本通函附錄(B)段內);定能保障股份價值同時達到新購股權計劃之目的。基本上,承授人只能在授出購股權後股份交易價格上升下,方可從購股權中得益。

董事認為,由於未能釐定多項對評估購股權價值關鍵之可變因素,故不宜呈列假設根據新購股權計劃可授出且已於最後可行日期授出之所有購股權之價值。該等可變因素包括但不限於行使價、行使期限及其他有關因素。董事相信,呈列計算可能於最後可行日期授出之任何購股權之價值乃基於多項推測假設。故此,該等計算不但不具意義或不具代表性,且可能對股東產生誤導。

本公司將向聯交所上市委員會申請批准根據新購股權計劃可能授出之購股權獲行使後而需予發行之新股份上市及買賣,有關股份數目不超過新購股權計劃獲批准當日已發行股份總數10%。

新購股權計劃文稿之副本可於本通函刊發日期起計14日內之辦公時間,在本公司主要營業地點供查閱,亦可於股東特別大會上供查閱。

董事亦相信,採納新購股權計劃符合本公司及股東之整體利益。

遵照上市規則第17.02(1)(a)條之規定,本公司將於股東特別大會日期之下一個營業日,在報章公佈股東特別大會上有關採納新購股權計劃之結果。

4. 股東特別大會

股東特別大會通告載於本通函第16至18頁內。股東特別大會上將提呈決議案,以批准終止現有購股權計劃、採納新購股權計劃及授出發行股份授權。

隨函附奉股東特別大會適用之代表委任表格。代表委任表格必須按其上印列之指示填妥,並連同經簽署之授權書或其他授權文件(如有)或經簽署證明之該等授權書或授權文件

等同本公司於通過有關發行股份授權之決議案當日已發行股本總面值20%之股份。董事謹此表明,彼等現無意發行股份。

3. 終止現有購股權計劃及採納新購股權計劃

董事注意到於二零零一年八月二十三日,聯交所公佈修訂上市規則第17章(購股權計劃),而有關修訂自二零零一年九月一日起生效。為遵守上述上市規則之修訂,董事認為終止現有購股權計劃及採納新購股權計劃符合本公司之利益。採納新購股權計劃須待下列條件達至後方可作實:

(i) 股東於股東特別大會通過普通決議案,批准終止現有購股權計劃及採納新購股權計劃、授權董事根據新購股權計劃授出認購股份之購股權,及批准配發、發行及處理根據行使新購股權計劃授出之購股權而發行之股份;

(ii) 聯交所上市委員會批准根據新購股權計劃下之購股權獲行使時可能須予發行之新股份上市及買賣,股份數目不超過新購股權計劃批准當日之已發行股份總數10%;及

(iii) 百慕達金融管理局就購股權及/或根據行使新購股權計劃下購股權而可能須予發行之股份發出同意書。

新購股權計劃之主要條款之概要載於本通函附錄內。

於最後可行日期,根據現有購股權計劃授出之全部可認購股份之購股權已獲行使或失效。概無已發行且尚未行使可認購股份之購股權。董事確認,於股東特別大會舉行前彼等不會根據現有購股權計劃進一步授出任何購股權。待現有購股權計劃終止後,概不會根據現有購股權計劃再授出任何購股權。

新購股權計劃旨在鼓勵參與人為本集團作出貢獻,及/或讓本集團可羅致具才幹之僱員及吸納對本集團及股東整體而言具價值之資源。為確保達到上述目的,新購股權計劃訂明董事會僅向任何根據其工作表現及/或服務年資曾為本集團業務作出寶貴貢獻之參與人,或根據其工作經驗、行業知識及其他相關因素被視為本集團寶貴資源,或根據彼等之業務聯繫、網絡或其他相關因素而預計能為本集團之成功經營、業務發展或增長作出貢獻之參與人授予購股權。

按截至最後可行日期之已發行股份18,673,076,332股,及假設於股東特別大會舉行當日或以前,本公司未有發行新股份或購回股份,則本公司可根據新購股權計劃初步授出涉及

SUN'S THE SUN'S GROUP LIMITED
新銀集團有限公司*
(於百慕達註冊成立之有限公司)

執行董事：
魏武（主席兼行政總裁）
賀惠民
蕭景年
蔣浩瑋

非執行董事：
衛德忠

獨立非執行董事：
賴思明
關文輝

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點：
香港
灣仔
告士打道200號
新銀集團中心
29樓及30樓

敬啟者：

終止現有購股權計劃、
採納新購股權計劃
及
發行新股之一般授權

1. 緒言

本通函旨在向　閣下提供將於二零零二年十一月十四日舉行之股東特別大會上提呈之決議案之詳情，包括就發行股份授權、終止現有購股權計劃及採納新購股權計劃之普通決議案。

2. 發行新股之一般授權

於二零零二年六月二十一日舉行之本公司股東週年大會上，已給予董事發行股份之一般授權，該項發行股份之一般授權已被董事全面行使，已根據於二零零二年八月七日訂立之配售協議發行股份。配售股份詳情已載入本公司於二零零二年八月八日刊發之公佈內。

為確保於適宜發行股份之情況下具備靈活性及賦予董事酌情權，本公司將於股東特別大會上提呈一項普通決議案給予董事發行股份授權，可全面及無條件配發、發行及處理最多

* 僅供識別

「附屬公司」	指	當時及不時作為本公司在香港、百慕達或其他地區註冊成立之附屬公司(定義見公司條例第2條或公司法第86條)之公司;
「主要股東」	指	上市規則所賦予之涵義;及
「收購守則」	指	香港公司收購及合併守則(可不時修訂)。

「參與人」	指	任何屬於下列類別之人士： (a) 本集團任何成員公司之任何全職或兼職僱員（包括任何執行董事）； (b) 本集團任何成員公司之高級職員（包括非執行董事及獨立非執行董事）； (c) 本集團任何成員公司之任何貨品或服務供應商或任何客戶； (d) 向本集團任何成員公司提供專業意見、顧問服務、研究、開發或其他技術支援之任何人士或公司；及 (e) 本集團任何成員公司之任何股東或本集團任何成員公司所發行證券之持有人；
「股份」	指	本公司股本中每股面值0.001港元（或因該等股份不時進行拆細或合併而產生之其他面值）之股份；
「股東」	指	股份持有人；
「發行股份授權」	指	建議授予董事一般授權以配發及發行最多達本公司於股東特別大會日期已發行股本20%之本公司每股面值0.001港元之新股份，詳情載於董事會函件第2段；
「股東特別大會」	指	本公司將於二零零二年十一月十四日上午九時三十分舉行之股東特別大會或其任何續會，大會通告載於本通函第16至18頁內；
「聯交所」	指	香港聯合交易所有限公司；

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	上市規則所賦予之涵義；
「董事會」	指	董事會；
「營業日」	指	聯交所開市供證券買賣之日子；
「公司法」	指	百慕達一九八一年公司法（經不時修訂）；
「公司條例」	指	香港法例第32章公司條例（經不時修訂）；
「本公司」	指	新銀集團有限公司，於百慕達註冊成立之獲豁免有限公司，其證券於聯交所上市；
「關連人士」	指	上市規則所賦予之涵義；
「董事」	指	本公司董事；
「合資格關係」	指	參與人與本公司或任何附屬公司（按情況而定）透過雙方訂立合約、協議或安排而產生之關係；
「現有購股權計劃」	指	本公司於一九九三年十二月三十日採納之本公司現有購股權計劃；
「本集團」	指	本公司及其附屬公司；
「港元」及「仙」	指	香港法定貨幣港元及港仙；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零二年十月二十五日，即本通函付印前可確定其中所載若干資料之最後可行日期；
「上市規則」	指	聯交所證券上市規則（經不時修訂）；
「新購股權計劃」	指	本公司擬於股東特別大會上採納之購股權計劃，其主要條款之概要載於本通函附錄內；

目　錄

頁次

此乃要件　請即處理

閣下對本通函或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有新銀集團有限公司之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

THE SUN'S GROUP LIMITED
新銀集團有限公司*
(於百慕達註冊成立之有限公司)

終止現有購股權計劃、
採納新購股權計劃
及
發行新股之一般授權

新銀集團有限公司謹訂於二零零二年十一月十四日（星期四）上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓金利廳舉行股東特別大會，大會通告載於本通函第16至18頁內。本通函並附奉股東特別大會適用之代表委任表格。

無論　閣下能否出席股東特別大會，務請將代表委任表格按其上印列之指示填妥，並儘早交回本公司之香港股份過戶登記處登捷時有限公司，地址為香港中環夏慤道10號和記大廈4樓，該表格無論如何最遲須於股東特別大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會，並於會上投票。

*　僅供識別

二零零二年十月二十八日

interim report 2002

新銀集團有限公司
THE SUN'S GROUP LIMITED

(Company incorporated in Bermuda with limited liability)

CONTENTS

CORPORATE PROFILE

The Sun's Group Limited (formerly known as "Pearl Oriental Holdings Limited") (the "Company") is an investment holding company with subsidiaries (collectively the "Group") operating primarily in the Hong Kong Special Administration Region. The Group's principal businesses are property trading and development, hotel investment and management. The Company's shares are also available for the investors in the United States through American Depositary Receipts ("ADR").

HALF-YEAR HIGHLIGHTS

	(Unaudited) Six-month period ended 30th June	
	2002	2001 (Restated)
	HK$'000	*HK$'000*
Turnover	**12,837**	132,903
Profit/(Loss) attributable to shareholders	**34,099**	(243,512)
Earnings/(Loss) per share	**0.25 cents**	(1.81 cents)

- Re-establish our position in the property sector with consolidated property portfolios for sale and investment.
- Complete debt restructuring arrangement with various creditor banks.

HALF-YEAR MILESTONES

January 2002	The previous substantial shareholder, Mr. Wong Kwan, disposed of 29.9% of his interests in the Company to China Wanan Group Limited, in which 30% was held by Gold Pin Holding Inc. and 20% by Fudi Venture Limited respectively.
January 2002	Disposed of all internet and telecommunication business to Dynamic Brilliant Group Ltd., a wholly-owned company of Mr. Wong Kwan, on 29 January 2002 and concentrated on property and development business.
January 2002	The old management represented by Mr. Wong Kwan, Mr. Wong Wai Hay and Mr. Wong Yau Kuen was replaced by the new management consisting of Mr. Wei Wu (the Chairman) and Mr. He Hui Min, Mr. Siu King Nin, Peter and other members of the Board.
May 2002	Reported dramatic decrease in loss attributable to shareholders from approximately HK$1,162 million (year ended 31 December 2000) to approximately HK$670 million (year ended 31 December 2001).
May 2002	Effected change of company name to "The Sun's Group Limited".
May 2002	Approved capital restructuring including, inter alias, reducing the nominal value of all the issued shares of the Company from HK$0.10 to HK$0.001 each and eliminating a total of approximately HK$1,700 million of accumulated losses.
June 2002	Entered into a Deed of Settlement with On Fat Limited and Canal Expertise International Group Limited respectively for debts of approximately HK$102 million and HK$26 million by ways of subscription of shares and cash.
June 2002	Entered into an agreement for Settlement of Action and Restructuring Agreement with The Hongkong Chinese Bank Limited for restructuring a loan of approximately HK$101 million.

July 2002	Concluded a debt restructuring plan with Industrial and Commercial International Capital Limited for repayment of a debt of approximately HK$47 million owed by a wholly owned subsidiary of the Company.

PROFIT FOR THE FIRST HALF YEAR

The Group has turned from deficit to profit during the six-month period ended 30 June 2002. Its unaudited consolidated net profit after tax for the first half year of 2002 amounted to approximately HK$33,893,000. Earnings per share were HK$0.25 cents. The Board of the Company resolved not to declare any interim dividend for the six-month period ended 30 June 2002.

PROSPECTS

Along with the decline in the technology and communication industries, the global economic environment became more uncertain during the review period coincided with a sluggish pace of recovery of the US economy. In Hong Kong, problems of deflation and unemployment have continued, and the economic adjustment was aggravated by the impacts of external economic volatility and intensified global competition. The Hong Kong economy and property market remained weak. Despite these difficulties, solid progress was reported for the Group's businesses in Hong Kong.

The Group's financial position continues to be improved. With its strategic debt restructuring and rescheduling of financial resources, the Group will continue its ongoing diversification initiatives combined with innovative but prudent business strategies. These advantages will put the Group in a more favorable position to compete with other competitors in the Greater China market.

The Sun's Group will continue to be based in Hong Kong while actively pursuing global expansion, and it will strive to extend its diversified portfolio of quality businesses both locally and globally. With its mission to maximise shareholder value, the Group will continue to seize new growth opportunities and attain new heights following its philosophy, "To advance while maintaining stability, and to maintain stability while advancing". We shall continue our prudent management while investing for the future, for our core office, hotel as well as high-end residential portfolio.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Property and Project Management

Turnover for property and project management during the first half year was approximately HK$1.3 million (2001: HK$1.3 million). Contribution from property and project management was approximately HK$1 million (2001: HK$0.4 million). While contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management.

The development works for the Skyhigh project is expected to be completed in late 2003 or early 2004 and its pre-sale is expected to be launched in the fourth quarter of this year. In view of the property market for the luxury flats especially in the Peak is still in the upward trend, the return from the sale of Skyhigh is expected to be favorable.

In addition, the hotel project is expected to commence business in the first quarter of 2003. With the expected increase of tourists from mainland China due to the strong recovery of China, the hotel project is anticipated to generate greater returns and cash flow to the Group.

Property Rental

Turnover for property rental during the first half year was approximately HK$4.87 million (2001: HK$4.54 million), an increase of HK$0.33 million when compared to the same period last year mainly as a result of accounting for the improvement in occupancy rate in our properties.

Discontinuing Operations

In December 2001, the Group entered into an agreement to dispose of certain subsidiaries engaged in the telecommunications and internet business. Completion of the disposal took place in February 2002. Thereafter, the Group ceased its telecommunications and internet business, the results of which are presented as "discontinuing operations" in the consolidated income statement for the six-month period ended 30 June 2002. The consolidated income statement for the six-month period ended 30 June 2001 has been restated to present the results of the Group's telecommunications and internet business as discontinuing operations.

FINANCIAL REVIEW

Liquidity and Financing

Together with bank loans of approximately HK$941 million, the Group's total borrowings as at 30 June 2002 were HK$1,285 million due to interest element. The maturity profile of bank loan principal spread over a period of 10 years with approximately HK$852 million repayable within one year, HK$38 million within two to five years and HK$52 million within 10 years. During the period, the Group has completed a series of debt restructuring with various creditor banks, details of which are set out in the "Half-Year Milestones" in this interim report. As at the date of this interim report, a loan of approximately HK$578 million with one of the creditor banks is yet to be finalized. The Company believes that a satisfactory bank restructuring plan will be concluded shortly. The Group continued to decrease its gearing ratio calculated on the basis of the Group's bank borrowings over total assets, at 71% at the period end date.

The Group has consistently maintained a healthy position and the Board believes that the Group has adequate financial resources to meet its financial efficiency.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. The majority of the Group's borrowings, approximately 71% of the total at the period end date, was in HK$ with the balance in US$. While the Group derives its revenue and maintains cash balances mainly in HK$, the Group has arranged with its bankers to change the US$ borrowings to HK$ borrowings subsequent to this period.

The Group's borrowings are principally on a floating rate basis. When appropriate and at times of interest rate uncertainty or volatility, hedging instruments including swaps and forwards are used in Group's management of interest rate exposure.

Capital Structure

The Company has undergone capital reorganization in May 2002 to allow the Company to eliminate the accumulated losses standing in the accumulated loss account of the Company as at 31 December 2000 (the "Accumulated Losses") and the change of nominal value of the then existing shares of HK$0.10 (the "Existing Shares") which give the Company flexibility in pricing new issue of shares, in which the followings had been done:–

(a) the issued share capital of the Company was reduced (the "Capital Reduction") by canceling the paid-up capital to the extent of HK$0.099 on each of the Existing Shares in issue as at 8 May 2002 (the "Effective Date") and by reducing the nominal value of all the issued Existing Shares as at the Effective Date from HK$0.10 each to HK$0.001 each (the "Adjusted Shares");

(b) a credit in the sum of HK$1,328,385,940 arising from the Capital Reduction be applied towards the elimination of the Accumulated Losses;

(c) the application of such amount from the credit arising from share premium account of about HK$409,937,060 to eliminate the balance of the Accumulated Losses; and

(d) immediately upon completion of the Capital Reduction, the authorized share capital be diminished by cancelling all of the unissued Existing Shares and thereafter the authorised share capital be increased by such number of Adjusted Shares such that the authorised share capital shall be HK$2,000,000,000 consisting of 2,000,000,000,000 Adjusted Shares.

Charges On Assets

Contingent Liabilities

At 30 June 2002, the Group remains with no significant change in contingent liabilities from last year-end date.

EMPLOYEES

The Group employed approximately 56 (2001: 390) employees at the period end date. Employees' cost (excluding directors' emoluments) amounted to approximately HK$5.3 million for the period. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any outstanding unexercised share options for employees. The sharp decrease in headcount during the review period was mainly due to the disposal of those manpower-oriented businesses, including telecommunication and internet businesses.

REVIEW STATEMENT BY THE AUDIT COMMITTEE

In accordance with the requirements of paragraph 39 of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") issued by The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Audit Committee of the Company has reviewed the unaudited Condensed Interim Financial Statements for the six-month period ended 30 June 2002, including the accounting principles and practices adopted by the Group.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company, during this period, has not been in compliance with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Listing Rules except that the non-executive directors of the Company are not appointed for a specific term, however, they are subject to retirement by rotation and re-election at annual general meeting of the Company in accordance with Company's Bye-Laws.

In compliance with the additional requirement of the Stock Exchange's Code of Best Practice, the Company in 1999 established an Audit Committee, which is currently composed of two independent Non-executive Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as financial statements and internal control, to protect the interests of the Company's shareholders.

INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the interests of the Directors in the share capital of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:–

Directors' Interests

(A) Interests in shares

		Number of shares held		
Name	**Notes**	**Corporate Interests**	**Personal Interests**	**Total**
Wei Wu	(1)	4,012,000,000	–	4,012,000,000
Qian Yong Wei	(2)	4,012,000,000	–	4,012,000,000

Note (1): The Corporate Interests of the shares were held by China Wanan Group Limited, in which 30% was held by Gold Pin Holding Inc. and 20% was held by Fudi Venture Limited, both of which Mr. Wei Wu was the sole beneficial shareholder.

(2): The Corporate Interests of the shares were held by China Wanan Group Limited, which 50% was held by Sun Man Tai Holdings Limited, of which Mr. Qian Yong Wei, the former director of the Company who resigned on 12 August 2002, held more than 10% indirect interests through Universal Union Limited and China Wan Tai Group Limited.

(B) Directors' rights to acquire shares

As at 30 June 2002, there was no interests of the Director's outstanding share options granted by the Company as recorded in the register required to be kept under Section 29 of the SDI Ordinance as all share options granted to the employees had expired on 30 June 2002.

Save as the disclosed above, as at 30 June 2002, none of the Directors, chief executives and their respective associates had any interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

Substantial Shareholders

As at 30 June 2002, the following entity (not being a director or chief executive of the Company) had or was deemed to have interests, being 10% or more in the issued share capital of the Company recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance.

Name	Number of issued shares	Percentage holding
China Wanan Group Limited	4,012,000,000	29.90
Charcon Assets Limited	2,682,810,390	19.99

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There has been no purchase, sale or redemption of any listed securities of the Company by the Company or its subsidiary companies.

By Order of the Board
Wei Wu
Chairman

Hong Kong, 19 September 2002

CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) 30 June 2002 HK$'000	(Audited) 31 December 2001 HK$'000
NON-CURRENT ASSETS			
Properties and equipment		**80,912**	89,837
Investment properties		**368,800**	368,800
Development properties		**692,052**	650,000
Investment in associates		**–**	955
Total non-current assets		**1,141,764**	1,109,592
CURRENT ASSETS			
Development properties		**334,145**	320,000
Completed properties for sale		**480**	480
Inventories		**–**	39
Trade receivables	9	**835**	6,413
Prepayments and deposits		**3,179**	6,338
Loans and other receivables		**–**	26,740
Pledged bank deposits		**3,940**	–
Cash and bank deposits		**11,764**	9,962
Total current assets		**354,343**	369,972
CURRENT LIABILITIES			
Short-term bank borrowings		**(975,504)**	(1,169,411)
Loans payable		**(116,666)**	(12,424)
Trade payables	10	**(60,024)**	(69,590)
Deferred income and deposits from customers		**(8,160)**	(12,464)
Accrued liabilities and other payables		**(38,842)**	(41,718)
Due to a former director		**(50,726)**	(96,924)
Due to a director		**(20,168)**	–
Due to shareholders		**(32,551)**	–
Due to related companies		**(127)**	(127)
Taxation payable		**(12,742)**	(11,590)
Total current liabilities		**(1,315,510)**	(1,414,248)
Net current liabilities		**(961,167)**	(1,044,276)
Total assets less current liabilities		**180,597**	65,316
NON-CURRENT LIABILITY			
Long-term bank loan		**(89,843)**	–
MINORITY INTERESTS		**–**	(9,905)
Net assets		**90,754**	55,411
Represented by:			
Share Capital		**13,418**	1,341,804
Reserves		**556,963**	966,900
Cumulative translation adjustments		**–**	(1,244)
Accumulated Losses		**(479,627)**	(2,252,049)
		90,754	55,411

CONSOLIDATED INCOME STATEMENT

For the six-month period ended 30 June 2002

	Notes	(Unaudited) Six-month period ended 30 June 2002 HK$'000	2001 (Restated) HK$'000
Turnover	2		
– Continuing operations		**6,171**	19,000
– Discontinuing operations	11	**6,666**	113,903
		12,837	132,903
Cost of sales		**(3,579)**	(114,406)
Gross profit		**9,258**	18,497
Other revenue	8	**73,571**	3,253
Selling and marketing expenses		**(39)**	(4,076)
General and administrative expenses		**(28,147)**	(46,567)
Other operating expenses		**–**	(196,333)
Profit/(Loss) from operations	3		
– Continuing operations		**36,670**	(221,559)
– Discontinuing operations	11	**17,973**	(3,667)
		54,643	(225,226)
Finance cost		**(20,750)**	(15,382)
Share of loss of associates		**–**	(1,336)
Profit/(Loss) before taxation		**33,893**	(241,944)
Taxation	4	**–**	(103)
Profit/(Loss) after taxation but before minority interests		**33,893**	(242,047)
Minority interests		**206**	(1,465)
Profit/(Loss) attributable to shareholders			
– Continuing operations		**19,138**	(232,197)
– Discontinuing operations	11	**14,961**	(11,315)
		34,099	(243,512)
Earnings/(Loss) per share – Basic	5	**0.25 cents**	(1.81) cents

CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) Six-month period ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Net cash (outflow)/inflow from operating activities	**(35,081)**	180,917
Net cash (outflow)/inflow from investing activities	**(20,352)**	72,994
Net cash (outflow)/inflow before financing activities	**(55,433)**	253,911
Net cash inflow/(outflow) from financing activities	**57,211**	(257,418)
Increase/(Decrease) in cash and cash equivalents	**1,778**	(3,507)
Cash and cash equivalents, beginning of period	**(5,889)**	(2,334)
Cash and cash equivalents, end of period	**(4,111)**	(5,841)
Analysis of the balances of cash and cash equivalents		
– Cash and bank balances	**11,764**	9,817
– Bank overdrafts	**(15,875)**	(15,658)
	(4,111)	(5,841)

STATEMENT OF CHANGES IN EQUITY

	(Unaudited) six-month period ended 30 June						
	2002						2001
	Share capital	Share premium	Capital reserve	Cumulative translation adjustments	Accumulated deficit	Total	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Consolidated							
Beginning of period	1,341,804	965,874	1,026	(1,244)	(2,252,049)	55,411	731,657
Disposal of subsidiaries	–	–	–	1,244	–	1,244	–
Net profit/(loss) for the period	–	–	–	–	34,099	34,099	(243,512)
Capital reduction	(1,328,386)	(409,937)	–	–	1,738,323	–	–
End of period	13,418	555,937	1,026	–	(479,627)	90,754	488,145

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Policies

The unaudited interim consolidated condensed financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by The Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of the Stock Exchange. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31 December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting
SSAP 33:	Discontinuing operations
SSAP 34:	Employee benefits

The adoption of the above new/revised SSAPs had no material impact on the Group's interim financial reporting.

These condensed financial statements should be read in conjunction with the 2001 annual financial statements.

The financial statements have been prepared on the going concern basis because the Company's Directors and management believe that continued support will be obtained from the Group's bankers and the Group's debt restructuring proposals will be accepted by its bankers and can be successfully implemented, that the Group will be able to obtain new financing to meet its financial obligations as they fall due, that the Group's properties can be realised at their book carrying value, and the Group's future operations will be successful.

2. Segmental Information

Analysis of turnover and contribution to profit/(loss) before taxation by principal activity is as follows:

	Turnover Six-month period ended 30 June		Contribution to profit/(loss) before taxation Six-month period ended 30 June	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Continuing Operations:				
Property investment and development	**6,171**	11,699	**25,110**	(219,546)
Financial services, including money lending	**–**	7,301	**(5,972)**	(12,651)
	6,171	19,000	**19,138**	(232,197)
Discontinuing Operations:				
Hotel operations	**–**	940	**(3,372)**	(5,516)
Telecommunication services	**6,661**	99,958	**10,839**	(2,032)
Internet related services	**5**	13,005	**7,288**	(2,199)
	6,666	113,903	**14,755**	(9,747)
Total	**12,837**	132,903	**33,893**	(241,944)

Analysis of turnover and contribution to profit/(loss) before taxation by geographical location is as follows:

	Turnover Six-month period ended 30 June		Contribution to profit/(loss) before taxation Six-month period ended 30 June	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**6,171**	28,898	**15,598**	(241,142)
North America	**6,661**	96,656	**10,995**	85
Mainland China	**5**	7,349	**7,300**	(887)
	12,837	132,903	**33,893**	(241,944)

3. Profit/(Loss) from Operations

Profit/(Loss) from operations has been arrived at after (charging)/crediting:

	2002	2001
	HK$'000	*HK$'000*
Continuing Operations:		
Provision for impairment in value of investment properties	-	(34,200)
Provision for impairment in value of development properties	-	(147,563)
Provision for impairment in value of long-term investment	-	(12,850)
Cost of sales	-	(24,444)
Depreciation	**(1,415)**	(4,176)
Interest income	**4**	1,091
Gain on disposal of fixed assets and certain other assets to a former director *(Note 8)*	**5,927**	-
Gain on partial waiver of a loan from a former director *(Note 8)*	**48,000**	-
Discontinuing Operations:		
Interest income	-	518
Cost of sales	**(3,579)**	(89,962)
Depreciation	**(2,059)**	(3,459)
Provision for advances to an associate	-	(1,720)
Gain on disposal of subsidiaries engaged in discontinuing operations *(Note 8)*	**19,190**	-

4. Taxation

The Company is exempted from taxation in Bermuda until 2016. No Hong Kong profits tax was provided as there was no assessable profit arising in or derived from Hong Kong during the period (2001 – Nil). No overseas taxation was provided by subsidiaries operating overseas as they had no estimated taxable income during the period (2001: HK$103,000).

5. Earnings/(Loss) Per Share

The calculation of basic earnings per share for the six months ended 30 June 2002 was based on the consolidated profit attributable to shareholders of approximately HK$34,099,000 (2001 – loss of HK$243,512,000) and on the weighted average number of approximately 13,418,040,000 shares (2001 – 13,418,040,000 shares) in issue during the period.

No diluted earnings per share is presented as all share options were lapsed as at 30 June 2002 (2001 – all anti-dilutive).

6. Dividend

The Directors have resolved not to declare any interim dividend (2001 – Nil).

7. Capital reduction

On 26 March, 2002, the Company proposed a capital reduction plan pursuant to which the par value of each of its 13,418,040,000 ordinary shares in issue was reduced from HK$0.1 to HK$0.001, its share premium was reduced by approximately HK$409,937,000, and its accumulated deficit was reduced by approximately HK$1,738,323,000. Moreover, the Company's 6,581,960,000 authorised but unissued ordinary shares with a par value of HK$0.1 each were cancelled and replaced by 1,986,581,960,000 authorised but unissued ordinary shares with a par value of HK$0.001 each.

8. Gain on disposal of certain assets to a former director and partial wavier of a loan from the director

In February 2002, the Group completed the disposal of certain subsidiaries engaged in the telecommunications and internet businesses and certain other assets, which had an aggregate net book value of approximately HK$4,883,000 as at 31 January 2002, to Mr. Wong Kwan (a director of the Company up to 29 January 2002 and a substantial shareholder of the Company) for cash consideration of HK$30,000,000, resulting in a gain of approximately HK$25,117,000, which was recorded as other revenue for the current period.

In January and April 2002, Mr. Wong Kwan waived certain amounts owing to him by the Group amounting to approximately HK$48,000,000, which was recorded as other revenue for the current period.

9. Trade Receivables

The Group maintains a defined credit policy for its trade debtors. The aging analysis of trade receivables is as follows:

	30 June 2002 *HK$'000*	31 December 2001 *HK$'000*
0 to 1 month	**648**	3,567
1 to 2 months	**141**	1,886
2 to 3 months	**2**	750
Over 3 months	**44**	210
	835	6,413

10. Trade Payables

The aging analysis of trade payables is as follows:

	30 June 2002 *HK$'000*	31 December 2001 *HK$'000*
0 to 1 month	**8,190**	4,252
1 to 2 months	**5,431**	6,799
2 to 3 months	**318**	3,988
Over 3 months	**46,085**	54,551
	60,024	69,590

11. Discontinuing operations

In December 2001, the Group entered into an agreement to dispose of certain subsidiaries engaged in the telecommunications and internet business. Completion of the disposal took place in February 2002. Thereafter, the Group ceased its telecommunications and internet business, the results of which are presented as "discontinuing operations" in the consolidated income statement for the six-month period ended 30 June 2002. The consolidated income statement for the six-month period ended 30 June 2001 has been restated to present the results of the Group's telecommunications and internet business as discontinuing operations.

The results of the discontinuing operations were:

	(Unaudited) Six-month period ended 30th June	
	2002 *HK$'000*	2001 *HK$'000*
Turnover	**6,666**	113,903
Cost of sales	**(3,579)**	(89,962)
Gross profit	**3,087**	23,941
Other revenue	**19,193**	1,530
Selling and marketing expenses	**(39)**	(184)
General and administrative expenses	**(4,268)**	(27,234)
Other operating expenses	**-**	(1,720)
Profit from operations	**17,973**	(3,667)
Finance costs	**(3,218)**	(4,744)
Share of loss of associates	**-**	(1,336)
Profit/(loss) before taxation	**14,755**	(9,747)
Taxation	**-**	(103)
Profit/(loss) after taxation but before minority intersts	**14,755**	(9,850)
Minority interests	**206**	(1,465)

CORPORATE INFORMATION

Board of Directors

Executive Directors
Wei Wu *(Chairman and Chief Executive Officer)*
He Hui Min
Siu King Nin, Peter
Chiang Ho Wai

Non-executive Director
Wei De Zhong

Independent Non-executive Directors
Leung Tze Hang, David
Lai Si Ming

Audit Committee

Leung Tze Hang, David
Lai Si Ming

Company Secretary

Yuen Wai Kuen

Solicitors

Siao, Wen & Leung

Auditors

PricewaterhouseCoopers

Principal Bankers

The Bank of China (H.K.) Limited
Liu Chong Hing Bank, Limited
The Hongkong Chinese Bank, Limited
Industrial and Commercial International Capital Limited
Shanghai Commercial Bank Limited

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Website Address

www.sunsgrouphk.com

Head Office and Principal Place of Business

29/F. & 30/F.
The Sun's Group Centre
200 Gloucester Road
Wanchai
Hong Kong

ADR Depositary

The Bank of New York
101 Barclay Street
22nd Floor West
New York, NY10286
USA
Website: *www.adrbny.com*

Share Registrar and Transfer Office

Tengis Limited
4/F., Hutchison House
10 Harcourt Road
Central
Hong Kong

Corporate Communication Contacts

Email: suns@sunsgrouphk.com

公司資料

董事會

執行董事
魏武（*主席兼行政總裁*）
賀惠民
蕭景年
蔣浩瑋

非執行董事
衛德忠

獨立非執行董事
梁子亨
賴思明

審核委員會

梁子亨
賴思明

公司秘書

袁偉權

律師

蕭智林溫嘉旋梁達堅律師行

核數師

羅兵咸永道會計師事務所

主要往來銀行

中國銀行（香港）有限公司
廖創興銀行有限公司
香港華人銀行有限公司
工商國際金融有限公司
上海商業銀行有限公司

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

網址

www.sunsgrouphk.com

總辦事處及主要營業地點

香港
灣仔
告士打道200號
新銀集團中心
29樓及30樓

預託股份機構

紐約銀行
101 Barclay Street
22nd Floor West
New York, NY10286
USA
網址：*www.adrbny.com*

股份過戶登記處

登捷時有限公司
香港
中環
夏慤道10號
和記大廈4樓

企業傳訊聯絡

電郵：suns@sunsgrouphk.com

9. 應收賬款

本集團已就其應收賬款確立信貸政策。應收賬款之賬齡分析如下：

	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元
0至1個月	**648**	3,567
1至2個月	**141**	1,886
2至3個月	**2**	750
超過3個月	**44**	210
	835	6,413

10. 應付賬款

應付賬款之賬齡分析如下：

	二零零二年六月三十日 千港元	二零零一年十二月三十一日 千港元
0至1個月	**8,190**	4,252
1至2個月	**5,431**	6,799
2至3個月	**318**	3,988
超過3個月	**46,085**	54,551
	60,024	69,590

11. 終止經營業務

二零零一年十二月，本集團訂立協議，出售若干從事電訊及互聯網業務之附屬公司。出售於二零零二年二月完成。本集團已於其後終止其電訊及互聯網業務，該等附屬公司之業績已於截至二零零二年六月三十日止六個月期間綜合收益表列為「終止經營業務」。二零零一年六月三十日止六個月期間之綜合收益表亦已重列，相關之電訊及互聯網業務之業績呈列為本集團終止經營業務。

終止經營業務之業績如下：

	（未經審核）截至六月三十日止六個月期間 二零零二年 千港元	二零零一年 千港元
營業額	**6,666**	113,903
銷售成本	**(3,579)**	(89,962)
毛利	**3,087**	23,941
其他收入	**19,193**	1,530
銷售及市場推廣費用	**(39)**	(184)
一般及行政費用	**(4,268)**	(27,234)
其他營運費用	**-**	(1,720)
經營溢利	**17,973**	(3,667)
融資成本	**(3,218)**	(4,744)
分佔聯營公司虧損	**-**	(1,336)
除税前溢利／（虧損）	**14,755**	(9,747)
税項	**-**	(103)
除税但未計少數股東權益之溢利／（虧損）	**14,755**	(9,850)
少數股東權益	**206**	(1,465)
股東應佔溢利／（虧損）	**14,961**	(11,315)

3. **經營溢利／(虧損)**

經營溢利／(虧損)乃經(扣除)／計入下列各項：

	二零零二年 千港元	二零零一年 千港元
持續經營業務：		
投資物業減值撥備	**-**	(34,200)
發展物業減值撥備	**-**	(147,563)
長期投資減值撥備	**-**	(12,850)
銷售成本	**-**	(24,444)
折舊	**(1,415)**	(4,176)
利息收入	**4**	1,091
出售固定資產及若干其他資產予前任董事之收益 *(附註8)*	**5,927**	—
前任董事豁免部分貸款之收益 *(附註8)*	**48,000**	—
終止經營業務：		
利息收入	**-**	518
銷售成本	**(3,579)**	(89,962)
折舊	**(2,059)**	(3,459)
給予聯營公司墊款之撥備	**-**	(1,720)
出售從事終止經營業務之附屬公司收益 *(附註8)*	**19,190**	—

4. **稅項**

本公司於百慕達之稅項豁免期至二零一六年。由於期內並無來自或源自香港之應課稅溢利，故並無就香港利得稅作出準備(二零零一年：無)。在海外地區經營之附屬公司於期內亦無任何應課稅收益(二零零一年：103,000港元)，故亦無作出海外稅項準備。

5. **每股盈利／(虧損)**

截至二零零二年六月三十日止六個月期間之每股基本盈利按股東應佔綜合溢利約34,099,000港元(二零零一年：虧損243,512,000港元)及期內已發行股份之加權平均數約13,418,040,000股(二零零一年：13,418,040,000股)計算。

由於所有購股權於二零零二年六月三十日失效(二零零一年：所有均具反攤薄作用)，故並無呈報每股攤薄盈利。

6. **股息**

董事議決不宣派任何中期股息(二零零一年：無)。

7. **資本削減**

二零零二年三月二十六日，本公司提出一項資本削減計劃，據此，13,418,040,000股已發行普通股之每股面值由0.1港元削減至0.001港元，股份溢價減少約409,937,000港元，而累積虧損則減少約1,738,323,000港元。此外，本公司法定股本中6,581,960,000股每股面值0.1港元之未發行法定普通股已註銷，並由法定股本中1,986,581,960,000股每股面值0.001港元之未發行普通股取代。

8. **向前任董事出售若干資產及董事豁免部分貸款之收益**

二零零二年二月，本集團以現金代價30,000,000港元完成出售若干從事電訊及互聯網業務之附屬公司及若干其他資產予黃坤先生(本公司截至二零零二年一月二十九日止之董事兼主要股東)，錄得約25,117,000港元收益，列賬為本期間之其他收入。該等資產於二零零二年一月三十一日之賬面淨值總額約為4,883,000港元。

於二零零二年一月及四月，黃坤先生豁免本集團結欠彼之若干款項約48,000,000港元，該款項列賬為本期間之其他收入。

財務報表附註

1. 呈報基準及會計政策

未經審核綜合簡明中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」及聯交所上市規則之披露規定編製。所採納之會計政策與本集團截至二零零一年十二月三十一日止年度之年度財務報表所採納者貫徹一致,惟繼採納下列由香港會計師公會所頒佈,適用於二零零二年一月一日或以後開始之會計期間的會計實務準則後,本集團已修改其若干會計政策:

會計實務準則第1號(經修訂):	財務報表之呈報
會計實務準則第11號(經修訂):	外幣換算
會計實務準則第15號(經修訂):	現金流量報表
會計實務準則第25號(經修訂):	中期財務報告
會計實務準則第33號:	終止經營業務
會計實務準則第34號:	僱員福利

採納上述新訂/經修訂會計實務準則對本集團之中期財務申報並無任何重大影響。

務請與二零零一年年度財務報表一併閱讀簡明財務報表。

本公司董事及管理層相信,本集團將能夠繼續獲得往來銀行之支持,而往來銀行將會接納本集團之債務重組建議及該等建議能成功推行,使本集團獲得新的資金以應付到期之財務承擔、本集團之物業能按其賬面值變現及本集團日後之營運將會成功。因此,財務報表乃按持續經營基準編製。

2. 分類資料

按主要業務劃分之營業額及除稅前溢利/(虧損)所作貢獻之分析如下:

	營業額 截至六月三十日止 六個月期間		除稅前溢利/(虧損)貢獻 截至六月三十日止 六個月期間	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
持續經營業務:				
物業投資及發展	**6,171**	11,699	**25,110**	(219,546)
金融服務(包括財務借貸)	**–**	7,301	**(5,972)**	(12,651)
	6,171	19,000	**19,138**	(232,197)
終止經營業務:				
酒店營運	**–**	940	**(3,372)**	(5,516)
電訊服務	**6,661**	99,958	**10,839**	(2,032)
互聯網服務	**5**	13,005	**7,288**	(2,199)
	6,666	113,903	**14,755**	(9,747)
總額	**12,837**	132,903	**33,893**	(241,944)

按地域劃分之營業額及除稅前溢利/(虧損)所作貢獻之分析如下:

	營業額 截至六月三十日止 六個月期間		除稅前溢利/(虧損)貢獻 截至六月三十日止 六個月期間	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*
香港	**6,171**	28,898	**15,598**	(241,142)
北美洲	**6,661**	96,656	**10,995**	85
中國大陸	**5**	7,349	**7,300**	(887)
	12,837	132,903	**33,893**	(241,944)

綜合現金流動表

	(未經審核) 截至六月三十日止六個月期間	
	二零零二年	二零零一年
	千港元	千港元
經營業務之現金(流出)／流入淨額	**(35,081)**	180,917
投資業務之現金(流出)／流入淨額	**(20,352)**	72,994
融資前之現金(流出)／流入淨額	**(55,433)**	253,911
融資之現金流入／(流出)淨額	**57,211**	(257,418)
現金及現金等值項目之增加／(減少)	**1,778**	(3,507)
期初之現金及現金等值項目	**(5,889)**	(2,334)
期終之現金及現金等值項目	**(4,111)**	(5,841)
現金及現金等值項目之結餘分析		
－現金及銀行存款	**11,764**	9,817
－銀行透支	**(15,875)**	(15,658)
	(4,111)	(5,841)

股本變動報表

	(未經審核) 截至六月三十日止六個月期間						
	二零零二年						二零零一年
	股本	股份溢價	資本儲備	累積換算調整	累積虧損	總計	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
綜合							
期初	1,341,804	965,874	1,026	(1,244)	(2,252,049)	55,411	731,657
出售附屬公司	–	–	–	1,244	–	1,244	–
期內溢利／(虧損)淨額	–	–	–	–	34,099	34,099	(243,512)
資本削減	(1,328,386)	(409,937)	–	–	1,738,323	–	–
期終	13,418	555,937	1,026	–	(479,627)	90,754	488,145

綜合收益表

截至二零零二年六月三十日止六個月期間

	附註	(未經審核) 截至六月三十日止 六個月期間 二零零二年 千港元	二零零一年 (重列) 千港元
營業額	2		
一持續經營業務		**6,171**	19,000
一終止經營業務	11	**6,666**	113,903
		12,837	132,903
銷售成本		**(3,579)**	(114,406)
毛利		**9,258**	18,497
其他收入	8	**73,571**	3,253
銷售及市場推廣費用		**(39)**	(4,076)
一般及行政費用		**(28,147)**	(46,567)
其他營運費用		**–**	(196,333)
經營溢利/(虧損)	3		
一持續經營業務		**36,670**	(221,559)
一終止經營業務	11	**17,973**	(3,667)
		54,643	(225,226)
融資成本		**(20,750)**	(15,382)
分佔聯營公司虧損		**–**	(1,336)
除税前溢利/(虧損)		**33,893**	(241,944)
税項	4	**–**	(103)
除税後未計少數股東權益之溢利/(虧損)		**33,893**	(242,047)
少數股東權益		**206**	(1,465)
股東應佔溢利/(虧損)			
一持續經營業務		**19,138**	(232,197)
一終止經營業務	11	**14,961**	(11,315)
		34,099	(243,512)
每股盈利/(虧損)一基本	5	**0.25仙**	(1.81)仙

綜合資產負債表

	附註	(未經審核) 二零零二年 六月三十日 千港元	(經審核) 二零零一年 十二月三十一日 千港元
非流動資產			
物業及設備		**80,912**	89,837
投資物業		**368,800**	368,800
發展物業		**692,052**	650,000
於聯營公司之投資		**-**	955
非流動資產總值		**1,141,764**	1,109,592
流動資產			
發展物業		**334,145**	320,000
待售已落成物業		**480**	480
存貨		**-**	39
應收賬款	9	**835**	6,413
預付款項及按金		**3,179**	6,338
應收貸款及其他應收款項		**-**	26,740
已抵押銀行存款		**3,940**	—
現金及銀行結存		**11,764**	9,962
流動資產總值		**354,343**	369,972
流動負債			
短期銀行貸款		**(975,504)**	(1,169,411)
應付貸款		**(116,666)**	(12,424)
應付賬款	10	**(60,024)**	(69,590)
遞延收入及客戶按金		**(8,160)**	(12,464)
應計負債及其他應付款項		**(38,842)**	(41,718)
應付一名前任董事款項		**(50,726)**	(96,924)
應付一名董事款項		**(20,168)**	—
應付股東款項		**(32,551)**	—
應付關連公司款項		**(127)**	(127)
應付税項		**(12,742)**	(11,590)
流動負債總值		**(1,315,510)**	(1,414,248)
流動負債淨值		**(961,167)**	(1,044,276)
總資產減流動負債		**180,597**	65,316
非流動負債			
長期銀行貸款		**(89,843)**	—
少數股東權益		**-**	(9,905)
資產淨值		**90,754**	55,411
代表:			
股本		**13,418**	1,341,804
儲備		**556,963**	966,900
累計換算調整		**-**	(1,244)
累積虧損		**(479,627)**	(2,252,049)
		90,754	55,411

(B)　　董事購買股份之權利

於二零零二年六月三十日，根據本公司遵照披露權益條例第29條規定所保存之登記冊所記錄，由於向僱員授出之所有購股權已於二零零二年六月三十日期限屆滿，因此各董事概無於本公司所授予之購股權擁有任何權益。

除上述者外，於二零零二年六月三十日，各董事、主要行政人員及彼等各自之聯繫人士概無擁有本公司或其任何聯營公司（按披露權益條例定義）之證券。

主要股東

於二零零二年六月三十日，根據本公司遵照披露權益條例第16(1)條規定所保存之登記冊所記錄，下列公司（並非本公司之董事或行政總裁）擁有或被視為擁有本公司逾10%之已發行股本之權益：

姓名	已發行股份數目	持股百分比
China Wanan Group Limited	4,012,000,000	29.90
Charcon Assets Limited	2,682,810,390	19.99

購回、出售或贖回上市證券

本公司或其附屬公司並無購回、出售或贖回任何本公司之上市證券。

承董事會命
主席
魏武

香港，二零零二年九月十九日

或然負債

於二零零二年六月三十日，本集團之或然負債與上年度年結日相比，並無重大變動。

僱員

本集團於本期間結算日約聘用56名僱員（二零零一年：390名）。期內，僱員成本（不包括董事酬金）約5,300,000港元。本集團確保其支付予僱員之酬金乃富有競爭力，而本集團按薪金及花紅制度一般架構根據表現掛鈎基準回饋員工。本集團並無任何尚未行使之僱員購股權。於回顧期內人手大幅減少主要由於出售該等主要以人力為主之業務，包括電訊及互聯網業務。

審核委員會審閱報表

本公司之審核委員會已根據香港聯合交易所有限公司（「聯交所」）頒佈之證券上市規則（「上市規則」）附錄16第39段之規定，審閱截至二零零二年六月三十日止六個月期間之未經審核簡明中期財務報表，包括本集團採納之會計原則及慣例。

遵守最佳應用守則

除本公司非執行董事無指定任期而須根據本公司之公司細則規定在本公司股東週年大會上依章輪流告退及重選連任以外，董事並無發現，有任何合理資料顯示本公司於期內並無遵守本公司就上市規則附錄14所列規定之最佳應用守則。

為符合聯交所最佳應用守則之額外規定，本公司於一九九九年成立審核委員會，而審核委員會現由兩名獨立非執行董事組成。為向董事會滙報，審核委員會會審閱審核範圍內之事宜，例如財務報表及內部監控，以保障本公司股東權益。

董事及主要股東權益

於二零零二年六月三十日，根據本公司遵照證券（披露權益）條例（「披露權益條例」）第29條規定所保存之登記冊或根據上市公司董事進行證券交易標準守則所要求須向本公司及聯交所發出之通知，本公司各董事擁有本公司之股本權益如下：

董事權益

(A) *股份權益*

		股份數目		
姓名	附註	公司權益	個人權益	總數
魏武	(1)	4,012,000,000	—	4,012,000,000
錢永偉	(2)	4,012,000,000	—	4,012,000,000

附註 (1)： 該等股份的公司權益由China Wanan Group Limited持有，而Gold Pin Holding Inc.及Fudi Venture Limited分別持有該公司30%及20%權益，兩間公司之唯一實益股東為魏武先生。

(2)： 該等股份的公司權益由China Wanan Group Limited持有，而新萬泰控股有限公司持有該公司50%權益，而已於二零零二年八月十二日辭任本公司的前任董事錢永偉先生則透過Universal Union Limited及China Wan Tai Group Limited間接持有新萬泰控股有限公司逾10%權益。

終止經營業務

本集團於二零零一年十二月訂立協議，出售若干從事電訊及互聯網業務之附屬公司。出售於二零零二年二月完成。本集團已於其後終止經營其電訊及互聯網業務，該等附屬公司之業績已於截至二零零二年六月三十日止六個月綜合收益表列為終止經營業務。截至二零零一年六月三十日止六個月期間之綜合收益表已將電訊及互聯網業務之業績重列為本集團之終止經營業務。

財務回顧

流動資金及財務資源

連同銀行貸款約941,000,000港元，由於利息之關係，本集團於二零零二年六月三十日之銀行借貸總額約1,285,000,000港元。銀行貸款本金額須於十年期內攤分償還，首年須予償還約852,000,000港元，第二至第五年內須予償還38,000,000港元，及於十年內須予償還52,000,000港元。期內，本集團與若干債權銀行完成一系列債務重組計劃，詳情載於本中期報告「半年里程碑」內。於本中期報告日期，與一間債權銀行之貸款約578,000,000港元仍未落實協議。本公司相信，一個完善之銀行債務重組計劃將於短期內落實。本集團繼續減低資產負債比率於本期之結算日為71%（按本集團銀行借貸除以資產總值計算）。

本集團繼續保持穩健的財務狀況，董事會相信本集團擁有充裕財務資源應付其財務所需。

庫務政策

本集團於外匯風險管理維持一貫穩健政策。於本期間結算日，本集團大部分借貸（佔總借貸額約71%）乃以港元結算，而其餘則以美元為貨幣單位。本集團產生之收入及現金結餘均以港元為貨幣單位。本集團已與往來銀行作出安排，於本期間後將美元借貸轉換為港元借貸。

本集團之借貸主要為浮息借貸，於利率不能確定或不穩定時，本集團會適當採用掉期及遠期等對沖工具，管理本集團的利率風險。

資本架構

本公司於二零零二年五月進行資本重組，撇銷本公司累積虧損賬於二零零零年十二月三十一日之累積虧損（「累積虧損」），並更改每股面值0.10港元之當時現有股份（「現有股份」）之面值，讓本公司於發行新股份時在定價上更具靈活彈性。資本重組涉及下列事項：

(a) 透過將於二零零二年五月八日（「生效日期」）繳足股本中之每股已發行現有股份註銷0.099港元及將於生效日期所有已發行現有股份之股本面值由每股0.10港元削減至每股0.001港元（「經調整股份」），以削減本公司之已發行股本（「削減資本」）；

(b) 削減資本產生之進賬1,328,385,940港元已用作撇銷累積虧損；

(c) 動用股份溢價賬產生之約409,937,060港元進賬撇銷累積虧損結餘；及

(d) 緊接削減資本完成後，透過註銷所有未發行現有股份減少法定股本，並將法定股本增加至該等經調整股份數目，以使法定股本調至2,000,000,000港元，分為2,000,000,000,000股經調整股份。

資產抵押

於二零零二年六月三十日，本集團已將賬面總值約1,451,000,000港元（二零零一年：2,028,000,000港元）之若干資產抵押，作為附屬公司貸款融資之抵押。

二零零二年七月	與工商國際金融有限公司就償還本公司全資附屬公司所結欠約47,000,000港元債項訂立債務重組計劃。

上半年度溢利

於截至二零零二年六月三十日止六個月期間，本集團扭虧為盈。二零零二年上半年度之未經審核綜合除稅純利約為33,893,000港元，每股盈利則為0.25港仙。本公司董事會議決不宣派截至二零零二年六月三十日止六個月期間之中期股息。

展望

鑑於科技及通訊業下滑，加上美國經濟的復甦步伐亦見緩慢，於回顧期內的全球經濟環境更見不明朗。香港通縮及失業問題持續，外圍經濟不穩及全球競爭趨於白熱化，香港經濟及物業市場仍然疲弱。儘管面對上述種種困難，本集團的香港業務仍然錄得穩步發展。

本集團的財務狀況正不斷改善中。憑藉策略性債務重組及財務資源重整，本集團將繼續推行其持續多元化措施以及穩中求變的業務策略。該等優勢將致使本集團處於更有利位置，有助在大中華區與其他公司競爭。

新銀集團將繼續以香港為業務基地，同時亦積極向全球擴展業務，並致力於本地及世界各地擴展其優質多元化業務組合。憑著為股東爭取最高利益之目標，本集團將繼續抓緊新發展商機，奉行「進中求穩，穩中求進」的理念，再創新高。本集團將繼續秉持審慎管理的原則為日後發展於投資辦公室、酒店以至高檔住宅核心組合業務奠下穩固基礎。

管理層討論及分析

業務回顧

物業及項目管理

於上半年度，物業及項目管理之營業額約1,300,000港元（二零零一年：1,300,000港元）。物業及項目管理之貢獻約1,000,000港元（二零零一年：400,000港元）。雖然物業管理貢獻並不重大，本集團致力透過為旗下管理物業提供高質素服務。

天比高計劃建築工程發展預期將於二零零三年底或二零零四年初落成，並將於本年度第四季推出預售。鑑於豪宅物業市場仍有上揚趨勢，尤以山頂區市場為甚，故預料天比高將取得令人欣喜的回報。

此外，酒店項目預期將於二零零三年第一季開始投入服務。隨著中國經濟大幅反彈，中國內地遊客預料將會增加，酒店項目預料會為本集團帶來更多回報及現金流量。

物業租金

於上半年度，物業租金之營業額較去年同期增加330,000港元至約4,870,000港元（二零零一年：4,540,000港元），主要由於本集團物業出租率有所改善。

公司簡介

新銀集團有限公司(前稱「明珠興業集團有限公司」)(「本公司」)乃一家投資控股公司,與其附屬公司(統稱「本集團」)主要於香港特別行政區經營。本集團之主要業務為物業買賣及發展、酒店投資及管理。美國投資者亦可透過美國預託證券(「美國預託證券」)買賣本公司股份。

半年度摘要

	(未經審核) 截至六月三十日止 六個月期間 二零零二年 *千港元*	 二零零一年 (重列) *千港元*
營業額	**12,837**	132,903
股東應佔溢利/(虧損)	**34,099**	(243,512)
每股盈利/(虧損)	**0.25仙**	(1.81仙)

- 憑藉綜合銷售及投資物業組合,於物業投資業務方面重新訂位。
- 與若干債權銀行完成債務重組安排。

半年里程碑

二零零二年一月	前主要股東黃坤先生向China Wanan Group Limited出售其於本公司之29.9%權益,其中30%及20%分別由Gold Pin Holding Inc.及Fudi Venture Limited持有。
二零零二年一月	於二零零二年一月二十九日向黃坤先生之全資公司Dynamic Brilliant Group Ltd.出售所有互聯網及電訊業務,並專注於物業開發業務。
二零零二年一月	新管理層由主席魏武先生、賀惠民先生、蕭景年先生及其他董事會成員組成,以取代黃坤先生、黃維熙先生及黃有權先生組成之舊有管理層。
二零零二年五月	股東應佔虧損由截至二零零零年十二月三十一日止年度約1,162,000,000港元大幅下降至截至二零零一年十二月三十一日止年度約670,000,000港元。
二零零二年五月	本公司易名為「The Sun's Group Limited(新銀集團有限公司)」。
二零零二年五月	批准資本重組,其中包括,本公司所有已發行股份之面值由每股0.10港元減少至0.001港元,並撇銷合共約1,700,000,000港元累積虧損。
二零零二年六月	與On Fat Limited及Canal Expertise International Group Limited透過股份認購及現金分別就約102,000,000港元及26,000,000港元債項訂立債務償還契據。
二零零二年六月	與香港華人銀行有限公司就重組約101,000,000港元之貸款訂立和解及重組債項之協議。

目　錄

2002年中期報告



新銀集團有限公司
THE SUN'S GROUP LIMITED
（於百慕達註冊成立之有限公司）